SECURITIES AND EXCHANGE COMMISSION

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

5G Wireless Communications, Inc.

(Exact name of registrant as specified in its charter)

Nevada 88-0441332

(State or other jurisdiction Primary Standard Industrial (I.R.S. Employer

Of incorporation or Classification Code Number) Identification No.)

Organization)

Suite #234 2921 North Tenaya Way, Las Vegas, Nevada, USA 89128 (702) 947-4877

(Address, including zip code, and telephone number, including area code, of

Registrant's principal executive offices)

Michael Tan

President and Chief Executive Officer

Suite #234 2921 North Tenaya Way

Las Vegas, Nevada

USA 89128

(702) 947-4877

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
James N. Barber, Esq.

Suite 100, Bank One Tower

50 West Broadway

Salt Lake City, UT 84101

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
Title of each Class of securities To be registered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common	10,000,000	N/A	$10,000,000	$2,500.00

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is December ___, 2001

TABLE OF CONTENTS
The Offering	1
Forward Looking Statements	2
Prospectus Summary	3
The Company	3
Risk Factors	5
Use of Proceeds	19
Determination of Offering Price	19
Selling Security Holders	19
Plan of Distribution	20
Legal Proceedings	21
Directors, Executive Officers	22
Security Ownership of Certain Benefical Owners and Management	24
Description of Securities	25
Interest of Named Experts and Counsel	28
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	28
Organization Within Last Five Year	29
Description of Business	30
Target Market Strategies	36
Managements Discussion and Analysis of Plan of Operation	45
Liquidity and Capital Resources	45
Description of Properties	46
Certain Relationships And Related Transactions	46
Executive Compensation	47
Financial Statements	49
Managements Discussion And Analysis of Financial Condition	78
Changes If and Disagreements with Accounts	79
Undertakings	79
exhibit Index	80

5G WIRELESS COMMUNICATIONS, INC.

Offering of not less than $2 million Or more than $10 million in common shares

At offering prices which will depend on the Market for such common shares

THE OFFERING

On July 18, 2001 we entered into a Private Equity Line of Credit (the "Equity Line Agreement") with DRH Investment Company, LLC, hereafter "DRH" and Dutchess Private Equities Fund, L.P., hereafter "Dutchess L.P." for the future issuance and purchase of shares of our common stock. Our Equity Line Agreement entitles us to sell, and DRH and Dutchess L.P. to purchase, from time to time, up to $10,000,000 of our common stock. Each request shall be divided by DRH and Dutchess L.P. 50% each. Our ability to require DRH and Dutchess L.P. to purchase our stock is subject to certain limitations based on the market price and trading volume of our common stock. Beginning on the date that a registration statement covering the resale of the shares issued pursuant to the Equity Line Agreement is declared effective by the Commission, and continuing for thirty-six (36) months thereafter, we may, from time to time, in our sole discretion, sell or "put" shares of our common stock to DRH and Dutchess L.P. at a purchase price equal to 91% of the lowest bid price of our common stock for the ten (10) consecutive trading days after the date that we deliver to DRH and Dutchess L.P. an advance notice or a put requiring them to advance funds to us, subject to the terms of the Equity Line Agreement. Subject to other conditions in the agreement, DRH and Dutchess L.P. are required to purchase that number of shares having an aggregate purchase price equal to the lesser of (i) the amount stated in the put notice and (ii) 15% of the aggregate trading volume during the applicable ten (10) day pricing period multiplied by the lowest bid price of our common stock during that ten (10) day pricing period. DRH and Dutchess L.P. have agreed not to assign or in any way transfer their rights to the securities of the Equity Line Agreement. Pursuant to the Equity Line Agreement, we have filed a registration statement for up to $10,000,000 of our common stock, which we may sell to DRH and Dutchess L.P. pursuant to the Equity Line Agreement, which DRH and Dutchess L.P. may offer to the public through this prospectus.

Pursuant to the Equity Line Agreement we also issued 3,521,127 shares of our common stock to The May Davis Group, Inc., hereafter "May Davis," and issued to May Davis a two year warrant to purchase 300,000 shares of our common stock exercisable at $0.132 per share. The warrants provide that in no event shall the holder of the warrant be entitled to exercise the warrant for a number of shares of common stock which upon giving effect to that exercise would cause the aggregate number of shares of common stock beneficially owned by the holder and its affiliates to exceed 9.99% of the outstanding shares of our common stock except within 60 days of the warrants' expiration date.

On July 18, 2001, we also entered into a Placement Agent Agreement with the May Davis Group, Inc. ("May Davis"), a licensed NASD member firm, to sell up to an aggregate of $400,000 in principal amount of 6% convertible notes (the "Notes"). The Notes will be due on July 18, 2003 and interest on the Notes will be computed on the basis of a 365-day year. The Notes will be convertible at a conversion price equal to the lesser of (a) $0.14 per share or (b) the product of (i) the lowest closing price of the 5G shares for the five trading days immediately preceding the date of conversion times (ii) 80%. The number of shares of 5G common stock the note holder will receive on the date of conversion shall be determined by dividing the amount to be converted by the purchase price. The conversion price and the number of shares of common stock underlying the Notes are subject to adjustment for stock splits, stock dividends, combinations, capital reorganizations and similar events relating to our common stock.

Pursuant to the Placement Agent Agreement we are obligated to pay May Davis a placement fee of 5% of gross subscriptions paid by DRH under the Equity Line Agreement and 10% of the aggregate amount of Notes sold. We also issued five year warrants to May Davis to purchase an aggregate of 300,000 shares of our common stock exercisable at $0.13, and 1,760,564 shares of our common stock.

As an inducement to Dutchess L.P. to provide financing, will receive as a commitment fee 440,140 shares of 5G common stock which will be registered in this registration statement. Dutchess Advisors, Ltd. is acting in an advisory capacity to Dutchess L.P. The Company has agreed to pay an amount in cash and Common Stock for the advisory services being rendered by Dutchess, Advisors, Ltd. equal to 5% of the gross subscriptions paid by Dutchess L.P. under the Equity Line Agreement and 1,320,423 shares of 5G common stock.
We have also issued 100,000 of our common shares to Joseph B. LaRocco, Esq., counsel to the Dutchess entities, as compensation for legal fees rendered in connection with the offering.

We have also agreed to pay a fee of 106,666 of our common shares to Market Force, Inc., of which Steve Lipman and Jerry Dix are the principals, and 704,225 shares to Trans-Global Capital Holdings, Ltd., of which Martin F. Schneider is the principal as consulting fees in connection with the offering.

Use of Proceeds

We will not receive any Proceeds from the sale of the sale of the shares of common stock registered in this prospectus other than what we will receive upon the exercise of the outstanding warrants and what we will receive when we put shares to DRH and Dutchess L.P. pursuant to our Equity Credit Line Agreement.

FORWARD LOOKING STATEMENTS

This prospectus includes "forward-looking statements". These statements involve known and unknown risks, uncertainties and other factors which could cause actual results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based upon our best estimates of future results, performance or achievement and based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Potential risks and uncertainties include among other things, such factors as:

- the overall growth of Internet usage,

- the growth of Internet commerce, marketing and advertising,

- the market acceptance and amount of sales of our products and services,

- the competitive environment within the Internet marketing and advertising

- industries and the computer software industry,

- our ability to maintain or increase our market share of Internet advertising and marketing,

- the cost-effectiveness of the our product

- development activities,

- the other factors and information disclosed and discussed under "Risk Factors" and in other sections of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy or completeness of the forward-looking statements after the date of this prospectus.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections titled "Risk Factors," "Management Discussion and Analysis", "Management," and "Related Party Transactions" and the financial statements and the notes relating to the financial statements. In this prospectus, we are assuming the effectiveness of the merger of an additional 30% of our operating subsidiary, Skyhub Asia Ltd. which will occur prior to the initial closing under this offering and we have adjusted the number of outstanding options accordingly. Skyhub Asia is a regional ISP employing a combination of local leased lines and satellite downlink to provide unlimited broadband Internet access to end-users. Skyhub Asia also performs network design and implementation of internal building infrastructure to enable commercial and residential buildings (both old and new) to accommodate high-speed Internet access. Unless otherwise indicated or the context otherwise requires, we will refer to 5G Wireless Communications, Inc. collectively as "5G", "we", "us" or "our".

The Company

5G Wireless Communications, Inc. is a Nevada corporation which provides cutting edge global wireless solutions via satellite and local leased lines, utilizing state of the art equipment and proprietary solution elements which deliver a dramatic improvement in performance while at the same time improving the bottom line by decreasing communications costs.

Our products and services cover a wide range of network applications, including high-speed wireless connectivity for small business to global enterprises wanting sophisticated systems integration. Our technological solutions allow us to provide a full suite of reliable data and Internet solutions including voice communication services, corporate data networking, Internet access, web hosting, ASP services, satellite services, virtual private networks (VPN), wireless roaming, web portals and a whole suite of other services.

Our mission is to create shareholder value by building, maintaining and selling high-speed bandwidth solutions using 5G's next generation wireless and satellite data networks worldwide, while enabling our clients to implement innovative applications that dramatically improve their business. New bandwidth intensive applications continue to emerge, especially for multimedia and collaborative work, resulting in a headache for most customers as they wait to download files with traditional technologies. The company is also aggressively developing other complimentary and auxiliary services such as multimedia contents and applications over its broadband network on a regional basis and currently servicing Hong Kong, Singapore, Indonesia, Bangladesh, Iran, Mongolia, Pakistan, and Malaysia. www.skyhubasia.com.

Our focus is on key market segments such as the hospitality, convention, airports, airlines and new executive multi tenanted commercial and residential buildings, with the initial focus on key strategic markets in North America and Asia

The strength of 5G is our ability to integrate different technology with our wireless solutions creating both a private and a public network for our clients. The nature of our wireless network means that it can be deployed in days or weeks as opposed to the months or even years required for a wired network. Initial deployment can be limited to a few cell sites and rolled out incrementally as subscriber numbers grow, with on-going costs incurred only when additional service subscribers sign up.

Potential Acquisition. On or about May 5, 2001 5G Wireless Communications, Inc. entered into an agreement with 5G Wireless Communication PTE, a Singapore corporation (hereafter a know as 5G Singapore) and the owners of its outstanding common shares, by which 5G has agreed to purchase 75% of the outstanding shares of 5G Singapore, formerly known as Peteson Investment PTE, Ltd. A copy of this agreement is attached to 5G's Form 8-K filed on June 5, 2001 which is incorporated herein by reference. On May 10, 2001 5G issued 12,000,000 restricted shares of its common stock, registered to the eight owners of the outstanding shares of 5G Singapore.

All these shares have been delivered to an escrow agent in accordance with the acquisition agreement. They will be paid out to the registered owners based on an a earn out formula based on 75% of 5G Singapore's revenues from two confirmed contracts which are in existence, at the rate of 1 share for each $0.50 of gross revenue generated from those contracts during the next two years. The contract requires the subject shares to be held in trust with Peteson solicitors until 5G are satisfied with the audited financial statements declaring gross revenues to 5G Singapore. These shares are not, at this time, fully paid outstanding shares of 5G and as a result, have not been included in the balance sheet or statement of changes in stockholders equity in 5G's financial statements as of June 30, 2000. They will be included therein only as they are paid for by and delivered to the registered owners in accordance with the earn out formula in the acquisition agreement.

While 5G believe this acquisition will be completed, there can be no assurance that such will be the case. The failure of this acquisition would have a very substantial negative effect on the planned business and revenue of 5G during the next two years. This is so because much of the business 5G has anticipated doing during the next two years are centered on completing contracts which are the property of 5G Singapore under which it has begun installing wireless data services at the Singapore International Convention and Exhibition Centre (SICEC) which is one of the largest convention and exhibition centers in the Asia-Pacific region allowing exhibition organizers, exhibitors and attendees to seamlessly roam the facilities. www.sicec.com. under a second contract, 5G Singapore will service the five office tower blocks, which provide over 5.7 million square feet of leasable space. Current tenants include many of the Fortune 500 companies in the Asia Pacific region. Among them are Microsoft, Adobe Systems, BASF, Borland, Compaq Computer, Deutsche Bank AG, EMC Computer Systems, Fairchild Semiconductor, GE Pacific, KPMG Consulting (Asia Pacific), Lehman Brothers, MetLife, UUNET to name a few. www.suntec.com.sg The network will also be extended to service the Suntec Shopping Malls, restaurants and many of the eateries that surround the complex. The infrastructure will allow subscribers of 5G's broadband network to access the internet anywhere within the network coverage area, enhancing mobility and productivity www.sunteccity.com.sg. Deployment will be conducted in phases over the next 12 months.

5G Singapore also has completed an agreement to provide a high-speed data network solution for the guests at Singapore Marriott Hotel. The wireless network service will allow guest to seamlessly roam throughout the hotel facility and its surrounding premises including the 371 rooms, meeting rooms, business centre, lobby and lounges. The agreement will provide 5G with sustained revenue over the term of the agreement and will be looked at by other hotel and convention facilities as the industry standard.

Locations

5G wirelesses Communications, Inc. has offices in Las Vegas, Nevada and near Vancouver, B.C. Canada at the following addresses:

Suite 234 2921 North Teyana Way

Las Vegas, Nevada

USA, 89128

Tel: 702.947.4877

Fax: 702.947.4848

www.5gwireless.net

Suite 300 5811 Cooney Rd.

Richmond, BC

Canada, V6X 3M1

Tel: 604.273.7270

Fax: 604.207.0565

RISK FACTORS

The following section outlines some of the risks of an investment in our shares. Our description of some of these risks includes forward-looking statements. Our actual results of operations could differ materially from those anticipated in these forward-looking statements. Potential investors should consider all outlined factors and risks, which are raised by our business strategy and the condition of the company before investing in 5G.

We have only operated in this market for a short period of time

- 5G Wireless as a company has not operated in the fixed wireless broadband or wireless LAN markets prior to 2001

- Our financial success depends on the commercial acceptance and profitability of our services. If these risks are unsuccessfully addressed or improperly executed in our strategy, our business and financial results could suffer.

Influencing factors include:

- Our ability to manage rapid growth of infrastructure, facilities, employees, customers, strategic alliances and legal concerns

- Our ability to attract and sustain a customer base sufficient to achieve profitable operations

- Our ability to attract, trains, and retain qualified personnel in a market of extremely low unemployment, particularly in our region

- Our ability to predict and respond quickly to market forces.

Our business model is unproven

Our success depends on the continued growth of Internet usage. Although Internet usage and popularity have grown rapidly and market analysts predict continued growth of the Internet, we cannot guarantee the continuation of this growth. Critical issues concerning the increased use of the Inter-net, including security, reliability, cost, ease of access and quality of service remain unresolved, and are likely to affect the development of our market. Moreover, many industry analysts believe that Internet access providers will become increasingly reliant upon revenues from content due to competitive pressures to provide low cost or even free Internet access.

Our business model uses estimates to project revenues and costs

Initial cost projections of providing high-speed reliable access to businesses are extremely difficult to develop. Although variables have been established for the mean installation cost and the cost of revenue, they are dependent on many other independent variables. Because 5G has not previously operated in this field, we may not have considered all costs involved. Due to many factors, the costs associated with network installation will vary substantially between metropolitan areas. 5G Wireless will expand only into profitable markets where installation costs allow competitive and profitable pricing of services.

Management may not be able to accommodate rapid growth

To manage our anticipated growth, we must continue to implement and improve our operational, financial and management information systems. We must also hire, train and retain additional qualified personnel, continue to expand and upgrade core technologies, and effectively manage our relationships with end users, suppliers and other third parties. Our expansion could place a significant strain on our current services and support operations, sales and administrative personnel, capital re-sources, and other company resources. We could also experience difficulties meeting demand for our services. There can be no assurance that our systems, procedures or controls will be adequate to support our operations, or that management will be capable of fully exploiting the market. The failure to effectively manage our growth could adversely affect our business and financial results.

We have completed only a limited number of high-speed wireless installations.

The market for wireless data access services is in the early stages of development. Critical issues concerning wireless communications and data access, including security, reliability, cost, regulatory issues, ease of use and quality of service, remain unresolved and are likely to affect the market for our high-speed service. We cannot reliably project potential demand for our high-speed service, particularly whether there will be sufficient demand at the volume and prices we need to be profitable. Moreover, if the customer base for our high-speed service does not expand at the rate required to support the planned deployment of our network, our revenue and business will suffer, and we may be unable to complete our planned deployment. In addition, competition to provide wireless data access services of the type we offer could result in a high turnover rate among our users, which could have an adverse effect on our business and results of operations.

We must deploy our high-speed network in a limited time in order to compete effectively

Rapid introduction of our service is crucial to successfully compete against other competitive access providers. If we are unable to deploy our high-speed network in accordance with sales goals, we could incur substantial unanticipated costs or be forced to revise our business plan.

In order to complete our network, commence our sales and marketing efforts and offer our service to users in our targeted metropolitan markets, we must successfully:

- obtains agreements from local third parties to deploy our network;

- design the network configuration; and

- acquires, install and test the network equipment.

These events may not occur on a timely basis or at the cost we have assumed. Deployment of the network involves various risks and contingencies, many of which are not within our control, including:

- delays or refusals by third parties to enter into the agreements we need to deploy our network;

- inability of third parties on whom we depend to meet delivery schedules;

- failure of our network to perform as expected;

- hardware reliability and performance problems;

- changes in existing laws and regulations.

We will depend on a physical infrastructure largely maintained by third parties and subject to disruption by events outside our control

Our success will depend upon the capacity, reliability and security of the infrastructure used to carry data between users and the Internet. 5G own 30% of Skyhub Asia, which will bypass part of this problem. However there are certain portions of the network, which rely on network segments owned, operated and maintained by third parties. Accordingly, we have no control over the quality of maintenance provided to these third-party network segments. A bandwidth carrier that provides poor service and has frequent network breaks greatly limits the ability of 5G Wireless to provide quality service to our clients. Our financial and business results may be negatively affected by leasing poorly maintained infrastructure from various third parties.

Point of Presence

The deployment of a majority of our services depends on our ability to connect via satellite or third party leased lines with rooftop space owned by third parties. This space is required for the implementation of Points of Presence, consisting of wireless access points and transmission towers. 5G Wireless has identified sites that would ideally accommodate the placement of 5G Wireless' network equipment.

The owners of these buildings may not recognize the value of high-speed access, or be willing to allow 5G Wireless to place network equipment on their premises. Also, there is substantial competition from a variety of communications companies for these ideal sites, and a large amount of communications equipment may previously exist in these locations. If 5G Wireless is not able to negotiate these leases, or is not able to negotiate leases on terms that are favorable or acceptable to us, the deployment of our network will be impaired, and financial results will be negatively affected.

Network equipment

We depend on limited source suppliers for many of the principal components of our network. Some of our suppliers have experienced shipment delays, either as a result of capacity limitations at their production facilities or because they were unable to obtain raw materials or parts necessary for the network components they manufacture. Some of these supply shortages are ongoing to the present date, and others happen frequently with no predictability in occurrence. If we continue to experience these or future supply problems and are unable to develop alternative sources of supply quickly and on a cost-effective basis, our ability to obtain and install the equipment we need to implement our service will be impaired. This would cause delays in our network deployment, and negatively affect our financial results.

We expect to generate an operating loss in the first year of operation

5G Wireless expects to incur an operating loss in the first year of operation. This expected loss is primarily due to the high-costs involved in the purchase of wireless equipment, classified in our financial statements as product capital investment. Our customer base is not expected to generate adequate amounts of income in the initial year of deployment to cover these implementation costs.

Also, if we are not able to effectively market our services in upcoming years, our customer base could grow at slower rates than anticipated in our financial projections. A smaller customer base will translate into lower amounts of revenue than projected, and the possibility exists of generating operating losses in years beyond the initial year of deployment.

Our operating results are likely to fluctuate significantly

We are unable to forecast our revenues with certainty because of the unknown demand for our high-speed service and the emerging nature of the wireless data access industry. Our revenues could fall short of our expectations if we experience delays in completing the installation of our network or entering into agreements with additional channel partners. Our future operating results will be subject to annual fluctuations due to several factors, some of which are outside our control. These factors include:

- unanticipated costs of building our network;

- delays in the introduction of our service;

- rate of market acceptance of our high-speed service;

- new offerings of, and pricing strategies for, competitive services;

- changes in the regulatory environment; and

- general economic conditions.

We operate in an industry with rapidly changing technology, and our success will depend on our ability to develop products and services that keep pace with techno-logical advances.

The market for data access and communications services is characterized by rapidly changing technology and evolving industry standards in both the wireless and wire line industries. Our success will depend to a substantial degree on our ability to develop and introduce, in a timely and cost-effective manner, enhancements to our high-speed service and new products that meet changing customer requirements and evolving industry standards. For example, increased data rates provided by wired data access technologies, such as digital subscriber lines, may affect customer perceptions as to the adequacy of our service and may also result in the widespread development and acceptance of applications that require a higher data transfer rate than our high-speed service provides. Our technology or systems may become obsolete upon the introduction of alternative technologies. If we do not develop and introduce new products and services in a timely manner, we may lose users to competing service providers, which would adversely affect our business and results of operations.

Our intellectual property protection may be inadequate to protect our proprietary rights, and we may not be able to obtain all of the intellectual property rights necessary to protect our technology

We rely on a combination of patent, copyright, trademark and trade secret protection laws and non-disclosure agreements to establish and protect our proprietary rights. We cannot assure you that patents will issue from any pending applications or, if patents do issue, that claims allowed will be sufficiently broad to protect our technology. Further, any of our current or future patents or trademarks may be challenged, invalidated, circumvented or rendered unenforceable, and the rights granted under those patents or trademarks may not provide us with significant proprietary protection or commercial advantage. Moreover, our patents may not preclude competitors from developing equivalent or superior products and technology.

We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Others may independently develop equivalent proprietary information or otherwise gain access to or disclose our information. We can-not assure you that the confidentiality agreements on which we rely will provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of confidential information or prevent our trade secrets from otherwise becoming known to or independently discovered by our competitors.

Our commercial success may also depend in part on our not infringing the proprietary rights of others or not breaching technology licenses that cover technology we use in our products. Third-party patents may require us to develop alternative technology or to alter our products or processes, obtain licenses or cease some of our activities. If these licenses are required, we may be unable to obtain them on commercially favorable terms, if at all.

There may be increased regulation on access providers in the future

The telecommunications industry remains highly volatile, and there is no way to predict whether there will be increased regulation on competitive access providers in the future. There are several bills currently being proposed by the Regional Bell Operating Companies (RBOCs) that will directly effect the operation of CLECs and other Competitive Access Providers. One such bill, the Tauzin-Dingell Bill limits the amount of cooperation necessary by larger providers in opening their markets to CLECs. The McCain bill prohibits the FCC from imposing wholesale discounts obligations on bulk offerings of advanced services by ILECs. Although these bills exist and have the support of many large RBOCs and companies like GTE, they are not expected to be passed into legislation, or affect the operation of competitive access providers such as 5G Wireless.

Our ability to attract and retain customers is important and speculative

We have no way of predicting whether our marketing efforts will be successful in attracting new customers and acquiring substantial market share. Our past advertising has been directed toward a limited target market of building managers and owners. Due to our high quality service standards and professional capabilities, we carry a reputation for being highly priced compared to competitors. This reputation in our local community may negatively affect our ability to gain new customers. We currently do not know how to operate the call center and technical support team required to manage thousands of customers. We may discover that subcontracting call center services is more practical and cost effective in initial years of project deployment. We do not currently have the technical staff required to quickly deploy service personnel to multiple service calls. Businesses may fear contracts that are not serviceable. This concern may hinder our negotiating of long-term leases.

Continued growth of the US and Asian economy is not guaranteed

The technological sector has grown rapidly during the recent unprecedented US economic expansion. However, the market may slow and result in a lower demand for technical services such as the access services provided by our company. Typically, during economic downturns, the demand curve for telecommunications services has remained inelastic, as people have come to rely on telecommunications and data on demand but we do not know if that trend will continue in the future.

New and existing competition may gain market share

The primary reason that 5G Wireless must be timely in the implementation of its business plan is that there is great concern about competing firms entering 5G Wireless' target markets. We recognize tremendous value in being the first-to-market in many different geographical areas, since most bandwidth providers provide long-term contracts with customers. We may be unable to secure Contracts with some customers due to their existing contracts with other service providers.

We cannot guarantee future wireless developments

While we believe that the future of wireless as a dominant transport factor is certain, we cannot guarantee the success and future developments of wireless technology. Other unpredicted factors may hinder the success and integration of wireless technologies. While it is our hope to utilize the scalability of all wireless network equipment, we do not know if new developments will require significant upgrades. It is uncertain whether new products will be able to be integrated into our network infrastructure, and we cannot predict the feasibility of new technologies.

We cannot guarantee future supply or price of wireless product supplies

During 2001 Aironet poorly projected the demand for wireless NIC cards, which resulted in a supply shortage for the majority of the winter season. This was partially due to Aironet being acquired by Cisco Systems Inc. during fall 2001, which caused a management focus strain. This supply strain has continued through the spring of 2000. Additionally, with Cisco's purchase of Aironet, wireless equipment prices fluctuated considerably. These fluctuations may affect the accuracy of our cost estimates.

We will need for additional capital

There can be no assurance that the proceeds from the Common Stock Offering, even if the Maximum Offering Amount is raised, will be sufficient to enable the Company to initiate the development, production and marketing of its products. However, if only the Minimum Offering Amount is achieved, or if 5G Wireless experiences schedule delays in developing or marketing its services, additional funds may be required during this period. We currently have no bank borrowings or credit facilities, and there can be no assurance that 5G Wireless will be able to arrange any such debt financing or that such financing, if available, will be on terms acceptable to the Company. In addition, there can be no assurance that the Company will be able to generate sufficient revenues to fund its capital requirements solely from operations once offering proceeds have been fully expended.

Accordingly, if debt financing is not available, we may be required to raise additional capital. In such event, there can be no assurance that we will be able to successfully consummate a second offering of stock in order to meet such additional capital requirements, and if such second offering is successful, the value and voting power of the Shares purchased by investors in this Offering would be diluted. If only the Minimum Offering Amount is sold, 5G Wireless intends to focus its initial development and marketing efforts on fewer products than currently contemplated in order to reduce the capital required to bring the Company to operational status.

Such a reduction in our service lines and marketing efforts would have a negative adverse effect on its forecasted results of operations.

Dependence on Key Personnel

The Company is dependent upon the active participation of Michael Tan. Also, the Company does not maintain insurance on the life of Michael Tan. The loss of Michael Tan's services would have a material adverse effect on the Company. See Management. In order to establish networks and maintain high quality of service, 5G Wireless will require additional highly qualified technical and management staff. Hiring these individuals may require the provision of large incentives to technological workers employed by other companies. Employing qualified personnel is expected to be an issue in each expansion market, and incentives may need to be provided in each case. Labor in other markets may also need to be employed from different areas, which will substantially increase our labor expense. Network implementation and maintenance labor is expected to be outsourced, and costs may force 5G Wireless to outsource other aspects of company operations. These factors may slow our ability to quickly and effectively enter the competitive market.

An industry wireless standard has not been developed

There are currently many competing standards in the wireless data transport market, and it is important to recognize these standards. While 802.11b has become widely accepted, there is no guarantee that the industry's reliance on this standard will continue. The 802.11b standard may be replaced by another standard, and our antennas and transport mechanisms may not interoperate with other standards and equipment. 802.11b is an IEEE standard used by large wireless data equipment vendors that supports equipment interoperability in the 2.4Ghz frequency band. Data transfer rates of up to 11Mbps are supported by this standard.

Incompatibility may exist between supposedly compatible products

Although 802.11b compliant equipment is required to interoperate with all other compliant products, several respected wireless publications have proven that some 802.11b equipment is not compatible with other brands. In the case that 5G Wireless must use wireless equipment from a variety of manufacturers, there is concern that some of these products may not operate with other installed wireless equipment. We will take all proper precautions such as comprehensive initial tests and tracking, in purchasing equipment from new manufacturers to ensure that it is interoperable, even with these measures, the possibility exists of purchasing equipment that, under certain conditions, does not interoperate with other equipment. The costs related to purchasing this equipment could be high, and would negatively affect the profitability of the company.

Litigation and Potential Litigation May be Costly and/or Time-Consuming

Our competitors and potential competitors may resort to litigation as a means of competition. Any litigation, whether we are involved as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to us and significant diversion of effort by our management and technical personnel. In the event of an adverse result in any such litigation, we could be required to:

- expend significant resources to develop non-infringing technology,

- obtain licenses to the technology which is the subject of the litigation on terms not advantageous to us,

- pay damages, and/or

- ceases the use of any infringing technology.

There can be no assurance that we would be successful in such development, that any such licenses would be available and/or that we would have available funds sufficient to satisfy any cash awards.

We May Face Litigation and Liability for Information Displayed on Our Websites

We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our websites through links to other websites. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages. We have no insurance coverage for these types of claims.

Existing Shareholders Will be Able to Exercise Control of Our Common Stock and May Make Decisions that are not in the Best Interests of All Shareholders

Insider control of a large amount of our common stock could have an adverse effect on the market price of our common stock. Present stockholders will be able to control the election of directors and all other matters subject to stockholder votes. This concentration of ownership may have the effect of delaying or preventing a change of control of 5G, even if this change of control would benefit shareholders.

No Assurance of Profitability

We may experience operating losses as we develop, produce and distribute additional products and services, de-emphasize other products and services and continue to develop our business. As a result, we may not be able to operate at a profit.

Uncertainty of Additional Financings

We may be required to raise additional funds after this offering. If additional funds are raised through the issuance of equity securities, you may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or that if available, such financing will include terms favorable to our stockholders or us. If such financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

Risks Associated with Offering New Business and Consumer Services

We expect to introduce new and expanded services in order to generate additional revenues, attract more businesses, advertisers, subscribers, consumers and respond to competition. We also may in the future offer-expanded services facilitating the purchase of goods by consumers from our business customers or others. There can be no assurance that we will be able to offer new products or services in a cost-effective or timely manner or that any such efforts would be successful. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation or our brand names. Expansion of our services in this manner would also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate revenues from such expanded services sufficient to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

Volatility of Stock Prices

The market for the common stock is highly volatile. The trading price of the common stock could be subject to wide fluctuations in response to, among other things:

- quarterly variations in operating and financial results

- announcements of technological innovations or new products by our competitors or us

- changes in prices of our products and services or our competitors' products and services

- changes in product mix

- changes in our revenue and revenue growth rates, and

- response to our strategies concerning software and the Internet

- marketing and advertising.

Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us could result in an immediate and effect on the market price of the common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software and Internet companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the common stock.

Our Quarterly Operating Results are Uncertain and May Fluctuate Significantly, Which Could Negatively Affect the Value of Your Investment

Our quarterly results of operations have varied in the past and are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, some of which are outside of our control. These factors include:

- changes in revenue levels resulting from the advertising and marketing budget cycles of individual advertisers and marketers;

- changes in advertising and marketing costs that we incur to attract and retain homepage subscribers;

- changes in our pricing policies, the pricing policies of our competitors or the pricing policies for Internet advertising and marketing generally;

- our rate of subscriber acquisition and the level of activity of new and existing subscribers and other visitors to our websites;

- the number and type of programs and development contracts established with our Internet advertising and marketing clients;

- the introduction of new products and services by us or by our competitors;

- unexpected costs and delays resulting from the expansion of our operations; and

- the occurrence of technical difficulties or an unscheduled system downtime.

We believe that our revenues will be subject to seasonal fluctuations as a result of general patterns of Internet advertising and marketing, which are typically higher during the fourth calendar quarter and lower in the following quarter, though our results of operations are not expected to be a direct function of these fluctuations. In addition, expenditures by Internet advertisers and marketers tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Consequently, our results of operations could be harmed by a downturn in the general economy or a shift in consumer buying patterns. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of our future performance. Our operating expenses are based on expected future revenues and are relatively fixed in the short term. If our revenues are lower than expected, we could be adversely affected. In addition, during certain future periods our operating results likely will fall below the expectations of public market analysts and investors. In this event, the market price of our common stock likely would decline. See "Management's Discussion and Analysis."

Difficulties in the Collection of Accounts Receivable Could Result in Reductions in Cash Flows

Some of our sales, particularly internationally, are made on credit terms, which may vary. We do not hold collateral to secure payment. Therefore, a default in payment on a significant scale could materially adversely affect our business, results of operations and financial condition. Accordingly, we are exposed to the risk of product returns from clients. While we believe that we have established appropriate allowances for collection problems and anticipated returns based on our historical experience and industry norms, actual returns and uncollectible receivables may exceed such allowances. Defective products also may result in higher customer support costs and product returns.

International Sales and Operations and Currency Fluctuations Could Have an Adverse Affect

International sales are a significant source of our revenues. We believe that maintaining and increasing profitability may be facilitated by, among other things, additional expansion of sales in foreign markets. In order to increase international sales, we may be required to establish additional foreign operations, hire additional personnel and recruit additional international resellers. The introduction of the other countries may have an impact on currency fluctuations. Although exposure to currency fluctuations to date has not been significant, fluctuations in currency exchange rates in the future could have a material adverse impact on us. Additional risks inherent in our international business activities include:

- unexpected changes in regulatory requirements,

- tariffs and other trade barriers,

- costs of localizing products for foreign countries,

- lack of acceptance of localized products in foreign countries,

- longer accounts receivable payment cycles,

- difficulties in collecting payment,

- difficulties in managing international operations,

- potentially adverse tax consequences,

- reduced protection for intellectual property, and

- the burdens of complying with a wide variety of foreign laws.

Any of these factors or others that we have not yet contemplated could have a material adverse effect on our future international operations.

Dependence on Retailers, Distributors and Sales Representatives May Adversely Affect Sales and Cash Flows

Our distributor customers are not contractually required to make future purchases of our products and could discontinue carrying or purchasing our products, at any time and for any reason. Distributors generally are in a strong position to negotiate favorable terms of sale, including price discounts and product return policies. Further, resellers may give higher priority to products other than ours, thus reducing their efforts to sell our products. We may not be able to increase or sustain the current amount of our retail shelf space, primarily in Japan, and, as a result, our operating results could be adversely affected.

Risks Associated with Potential Acquisitions

As part of our business strategy, we may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things:

- the difficulty of assimilating the operations and personnel of the acquired companies,

- the potential disruption of our ongoing business,

- the diversion of resources from our existing businesses, sites and technologies,

- the inability of management to maximize our financial and strategic position through the successful incorporation of the acquired technology into our products and services,

- additional expense associated with amortization of acquired intangible assets,

- the maintenance of uniform standards, controls, procedures and policies, and

- the impairment of relationships with employees and customers as a result of any integration of new management personnel.

There can be no assurance we would be successful in overcoming these risks or any other problems encountered with such acquisitions, and our inability to overcome such risks could have a material adverse effect on our business, financial condition and results of operations.

General Liability and Commercial Insurance, Product Liability Insurance

Although we carry general liability, product liability and commercial insurance, there can be no assurance that this insurance will be adequate to protect us against any general, commercial and/or product liability claims. Any general, commercial and/or product liability claim which is not covered by such policy, or is in excess of the limits of liability of such policy, could have a material adverse effect on our financial condition. There can be no assurance that we will be able to maintain this insurance on reasonable terms.

Limited Directors' Liability Could Prevent Stockholders From Holding Directors Responsible for a Lack of Care

Our Certificate of Incorporation provides that our directors (but not our officers) will not be held liable to us or our stockholders for monetary damages upon breach of a director's fiduciary duty, except to the extent otherwise required by law.

Possible Issuance of Substantial Amounts of Additional Shares Without Stockholder Approval Could Dilute Stockholders

As of the date of this prospectus, we have an aggregate of 17,357,157 shares of common stock outstanding as of June 30, 2001 and additional shares of common stock issued upon the exercise of stock options granted or available for grant under our 2001 Stock Option Plan and other stock options previously granted. All of such shares may be issued without any action or approval by our stockholders. Although there are no other material present plans, agreements, commitments or undertakings with respect to the issuance of additional shares of common stock or securities convertible into any such shares, other than in connection with the exercise of outstanding stock options, any shares issued would further dilute the percentage ownership of our common stock held by our stockholders.

Possible Sale of Shares held by Insiders We have previously issued shares of Common Stock that constitute "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Subject to certain restrictions, such securities may generally be sold in limited amounts one year after their acquisition. As to officers, directors and controling stockholders of 5G, 300,000 restricted shares were issued to Richard Lajeunesse on December 1, 2000 pursuant to the original agreement related to the purchase of 5G Partners. On April 1, 2001, 250,000 restricted shares were issued to Allan Scwabe as compensation for services. On May 4, 2001 720,000 restricted shares were issued to Michael Tam in connection with the acquisition of 5G Wireless Communications PTE, Inc., formerly known as Peterson Investment PTE, Ltd., a Singapore, China corporation. An additional 11,280,000 restricted shares were issued to other persons in connection with that transaction including 800,000 restricted shares were issued to Mr. Lageunesse. Assuming that the Peteson acquisition will be completed, each of the individual owners of these shares will be entitled, under certain conditions, to sell up to one percent of the total number of 5G common shares outstanding on the date of each transaction, each quarter beginning one year after the date on which the shares are deemed validly issued and outstanding and fully paid. Sales of these restricted securities under rule 144 or otherwise by current shareholders of the Company could, and very likely will have a depressive effect on any trading market for 5G shares which may exist on the date of each permissible sale of the shares.

We May Never Become Listed on Nasdaq or We May Become De-listed

Our shares are presently traded on the facilities of the NASDAQ Electronic Bulletin Board. We intend to apply for inclusion of the shares on the Nasdaq SmallCap Market or the Nasdaq National Market, and we hope that the shares will trade on Nasdaq very soon after the initial closing of the offering. Under Nasdaq criteria, an issuer seeking initial inclusion of its securities on Nasdaq is required to meet certain threshold levels relating to assets, market capitalization, net income, market value of public float, minimum bid price and number of registered market makers, among others. There is no assurance that the shares will ever be approved for inclusion on Nasdaq. Nasdaq also imposes somewhat less stringent maintenance requirements. Even if the shares become listed on Nasdaq, there is no assurance that they will not become delisted at a future time if the Nasdaq-imposed maintenance thresholds are not satisfied at all times. The inability to have the shares listed on Nasdaq could materially hinder the development of a public trading market for the shares. Any delisting could cause a material decline in the market price of the shares if a market should develop and adversely affect the liquidity of the shares.

Penny Stock Regulation

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Prior to a transaction in a penny stock, a broker-dealer is required to:

- deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market;

- provides the customer with current bid and offers quotations for the penny stock;

- explains the compensation of the broker-dealer and its salesperson in the transaction;

- provide monthly account statements showing the market value of each penny stock held in the customer's account; and

- makes a special written determination that the penny stock is a suitable investment for the purchaser and receives the purchaser's

- written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our shares becomes subject to the penny stock rules, investors may find it more difficult to sell their shares in the event they becomes otherwise freely resalable.

Inability to Attract Market Makers

There is currently no public trading market for the shares. The development of a public trading market depends upon not only the existence of willing buyers and sellers, but also on market makers. Following the completion of the first closing under this offering, certain broker-dealers may become the principal market makers for the shares. Under these circumstances, the market bid and asked prices for the shares may be significantly influenced by decisions of the market makers to buy or sell the shares for their own account, which may be critical for the establishment and maintenance of a liquid public market in the shares. Market makers are not required to maintain a continuous two-sided market and are free to withdraw firm quotations at any time. Additionally, in order to become listed on the NASDAQ Small Cap Market or NASDAQ National Market, we need to have at least three registered and active market makers. We currently have no market makers. No assurance can be given that any market making activities of any market makers, if commenced, will be continued.

USE OF PROCEEDS

The shares of common stock covered by this prospectus are to be sold by

Our shareholders and 5G will not receive any proceeds from their sales other than up to $10,000,000 we may receive pursuant to our Equity Line Agreement with DRH Investment Company LLC and Dutchess Private Equities Fund, L.P. if we choose to put shares to DRH and Dutchess L.P. subject to the terms and conditions of our Equity Line Agreement and up to $39,600 we might receive upon the exercise of their warrants to purchase shares of our common stock which we have issued to the May Davis Group. We intend to use the proceeds from puts to DRH and Dutchess L.P. and proceeds from May Davis on the exercise of their warrants for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price at which the shares may be put to DRH and Dutchess L.P. pursuant to the Private Equity Subscription Agreement will, subject to certain conditions, be 91% of the lowest bid price of 5G shares in the National Association of Securities Dealers Over-The-Counter Electronic Bulletin Board for the ten trading days following each Put issued to DRH and Dutchess L.P. by 5G. Accordingly, no set price per share can presently be established for the offering.

The selling stockholders are at liberty to sell shares pursuant hereto in any manner they may elect, including selling shares through registered broker dealers at market, or through negotiated transactions with any person at any price.

SELLING SECURITY HOLDERS

DRH Investment Company, LLC, a Delaware Limited Liability Company and Dutchess Private Equities Fund, L.P., a Delaware Limited Partnership intend to subscribe to purchase all the shares to be offered pursuant to this prosectus over a period of time. DRH and Dutchess L.P. have entered into an agreement with 5G which is appended hereto as Exhibit 99. You are encouraged to read this Exhibit as it contains details regarding the arrangement by which DRH and Dutchess L.P. have agreed to purchase the shares over a period of time, the amounts and prices of various tranches of the securities, and the manner by which DRH and Dutchess L.P. intend to redistribute the securities through the market. DRH and Dutchess L.P. are not, at this time an officer, director or the registered or beneficial owner of more than 5% of the outstanding common shares of 5G, and have not, and have not had during the past three years any relationship with 5G, its affiliates or promoters, except the Agreement appended hereto as Exhibit 99. DRH and Dutchess L.P. will be selling security holders of the shares they purchase pursuant to this prospectus. Except for ______ shares for Dutchess L.P. and except for shares which they may purchase in one or more private placements of shares pursuant to Exhibit 10 prior to the effective date of the registration statement of which this prospectus is a part, DRH and Dutchess L.P. are not now the registered or beneficial owner of any common shares or other equity securities of 5G. DRH intends to re-sell all or any part of the securities it purchase on the offering under Exhibit 99 for its own account in reliance on this registration statement. Accordingly, it cannot yet be known the percentage of common shares of 5G of which it will be the owner after the offering is completed.

PLAN OF DISTRIBUTION

Sales of Shares by 5G to DRH Investment Company LLC and Dutchess Private Equities Fund, L.P.5G has entered into a Private Equity Subscription Agreement with DRH and Dutchess L.P. by which DRH and Dutchess L.P. have agreed to purchase __________ common shares of 5G which are being registered in this Registration Statement. The agreement permits 5G to issue Puts for an aggregate amount of up to $10 million in 5G common shares to DRH and Dutchess L.P. from time to time over a period of three years after the effective date of this registration statement. DRH and Dutchess L.P. are obligated to purchase the Put Shares at a price equal to the product of (a) the lowest bid price of such shares during the ten consecutive trading days after the date that we deliver to DRH and Dutchess L.P. an advance notice or Put requiring them to advance funds to us and (b) 91%, subject to the terms of the agreement. Subject to other conditions in the agreement, DRH and Dutchess L.P. are required to purchase that number of shares having an aggregate purchase price equal to the lesser of (i) the amount stated in the put notice and (ii) 15% of the aggregate trading volume during the applicable ten (10) day pricing period multiplied by the lowest bid price of our common stock during that ten (10) day pricing period. A copy of this agreement is appended as Exhibit 99 to this prospectus. The shares offered by 5G to DRH and Dutchess L.P. will, unless a registration statement is then in effect covering the shares, be issued in reliance on the exemption from registration provided by ' 3(b) of the Securities Act of 1933 and Rule 506 of Regulation D, promulgated hereunder. DRH and Dutchess L.P. intend to resell the securities into whatever public market for 5G shares exists at the time, pursuant to the registration statement of which this prospectus is a part.

Resale of Shares by DRH and Dutchess L.P. or its Assignees. It is anticipated that such resale of the shares acquired by DRH and Dutchess L.P. will be affected through broker dealers and market makers in 5G shares. Selling brokers will be required to deliver a prospectus to any potential purchasers of such shares as a condition of such sales. DRH and Dutchess L.P. may from time to time offer the Common Stock with discounts, concessions or commissions, through registered broker dealers, or selling agents registered as such in any states where they may offer the shares. DRH and Dutchess L.P. brokers, dealers or agents who participate in the distribution of the Common Stock are "underwriters", and any profits on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents are underwriting discounts and commissions under the 1933 Act. The Common Stock may also be sold by DRH and Dutchess L.P. from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Common Stock may be sold by one or more of the following methods: block trades in which the broker or dealer so engaged will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principals to facilitate the transactions; purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; ordinary brokerage transactions including sales on the OTB Bulletin Board; face-to-face transactions between DRH and Dutchess L.P. and purchasers without a broker-dealer; through the writing of options; and other transactions. At any time a particular offer of the Common Stock is made, we will distribute a revised prospectus or prospectus supplement, if required, which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation in such proposed transactions and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. We will file the prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, with the SEC to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

Under applicable rules and regulations under the 1934 Act, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities with respect to such shares for a period of one or five business days prior to the commencement of such distribution. In addition to, and without limiting the foregoing, any other person participating in a distribution will be subject to the applicable provisions of the 1933 Act and the rules and regulations there under, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the shares. In order to comply with certain state securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. All of the foregoing may affect the marketability of the shares.

LEGAL PROCEEDINGS

None.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following persons are our current executive officers, directors and director nominees:
Name	Age	Position[s]
Michael Tan	36	President, Chief Executive Officer And Director
Allen Schwabe	42	Secretary and Treasurer And Director
Richard Lajeunesse	51	Chief Technical Officer

Set forth below is a brief description of the background of our officers and directors based on information provided by them to us.

Michael Tan President & CEO

Since 1991, he has held senior management positions on several public companies. He has extensive telecommunication experience in Asian Telecommunications and these include fibre optics development, wireless networks, Voice over Internet Protocol. These companies include Asia Pacific Telecommunications (Canada) which he served as EVP, of causing on build out of paging and voice networks in the People's Republic of China since 1992; in 2000, he was appointed President of VOIP Telecom (Voice Over Internet Protocol) which resulted in a major IP telephony contract with China Telecom. Mr Tan brings with him not only extensive knowledge and business acumen, but also a wealth of contacts in both the business and relevant telecommunication communities. Graduated from the University of British Columbia with BSc in 1989.

Allen Schwabe B Secretary & Treasurer

Allen has served as the secretary and treasure of Tesmark and has been a director since September, 21, 2000. He has also been the President and CEO of Buellix Holdings, Ltd. for the last twenty years. He was responsible for the successfully marketing to a wide range of clients throughout Canada in the automobile brokerage business.

Richard Lajeunesse Chief Technology Officer

Mr. Lajeunesse has 25 years in Telecommunications industry with extensive experience in management, operations, engineering, and technical in Broadcasting, Cable Television, Internet networks and wireless systems. He provides expertise in building networks, integration of various technologies, technical knowledge, and market awareness Experience in cable & wireless RF technologies with hands-on experience for 25 years Developed an exceptional sales & promotional ability with keen focus on budgeting and development. He is experienced in development of start-up business. Richard previously founded (in 1994-2001), operated and developed regional ISP networks in United States.

Key Subsidiary Management

Terence Yap VP Networks - Skyhub

Singapore citizen, aged 29, graduate with a Bachelor of Business from Australia. He also holds an MBA from The Chinese University of Hong Kong. Terence has had more than 6 years experience in the telecommunication environment. His leadership in this company will provide strategic business partnership arrangements with telecom companies, ISPs, and MNCs in the region. Previous working experiences include Pacific Century Corporate Access (Singapore), Hutchison Corporate Access (Hong Kong), Tele Media International, subsidiary of Telecom Italia (Hong Kong) and MCI WorldCom Asia Pacific (Hong Kong). He has covered more than 16 countries in the region including the Russian Federation, Pakistan, India, Mongolia, and the Asian countries. This has provided him with the necessary business networks with various government bodies, telecom operators and MNCs.

Edward Chan Director - Skyhub

Hong Kong resident, aged 35, graduate with a Bachelor of Computer Science from Taiwan, Edward has more than 9 years experience in the information technology industry. His knowledge of the Internet and telecommunications industry has enable the company to provide cost effective data communication solutions. He is also responsible in designing the technical systems and network topology of the company. Edward is also responsible in developing other value-added services for the company such as WebTV and Unified Messaging Services. Previous working experiences include Fujitsu Corporation (Hong Kong), Hong Kong Telecom (Hong Kong) and Hutchison Corporate Access (Hong Kong).

We expect to become the beneficiary of a "key person" life insurance policy in the amount of $2,000,000 on the life of Michael Tan our President and Chief Executive Officer, shortly after the date of this Prospectus.

Our stockholders elect our Board of Directors annually. Directors receive no cash compensation for their services to us as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors.

The Audit Committee currently consists of Michael Tan and Allen Schwabe. The Audit Committee recommends engagement of our independent certified public accountants, and is primarily responsible for reviewing and approving the scope of the audit and other services performed by our independent certified public accountants and for reviewing and evaluating our accounting principles and practices, systems of internal controls, quality of financial reporting and accounting and financial staff, as well as any reports or recommendations issued by the independent accountants.

The Compensation Committee currently consists of Michael Tan, and Allen Schwabe. The Compensation Committee generally reviews and approves our executive compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of June 30, 2001 by (I) each person known by us to beneficially own 5% or more of the shares of outstanding common stock, (ii) each of our executive officers, directors, promoters and key management, and (iii) all of our executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold voting power.
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percent of Beneficial Owner
Common	CEDE & CO. PO BOX 222 NEW YORK, NY 10274	7,117,300	24.4%
Common	Michael Tan 20 Balmoral Cres, Unit 05-03 Singapore	720,000	4.1%
Common	Allen Schwabe 1430 Beach Grove Rd Delta BC Canada V4I 1P3	300,000	1.7%
Common	Richard Lajeunesse Fruit Heights, Utah, 84037	850,000	4.9%
Common	Officers and Directors As a Group	1,870,000	10.8%

As indicated above, an additional 12,000,000 restricted common shares of 5G were issued into escrow in connection with the potential acquisition of 5G Singapore. These shares have been issued, registered to eight stockholders of 5G Singapore, and will be paid out to the registered owners based on an Aearn out formula of 75% of 5G Singapore's revenues from two confirmed contracts owned by 5G Singapore at the rate of 1 share for each $0.50 of gross revenue generated by the contracts during the next two years. These shares are not, at this time, fully-paid outstanding shares of 5G and as a result, have not been included in the balance sheet or statement of changes in stockholders' equity in 5G's financial statements as of June 30, 2000. They will be included therein only as they are deemed fully-paid and delivered to the registered owners in accordance with the earn out formula in the acquisition agreement.

If and when the 5G Singapore acquisition is completed and the earn-out formula contained in the contract requires the issuance of all 12,000,000 shares authorized for the exchanged, those shares will constitute slightly over 40.5% of the 29,357,157 shares then outstanding, on a pro forma basis as of June 30, 2001, which will be held by the following persons in the amounts set forth opposite their names.

Name	Number of Shares	Percent of Class
Yeo Lai Ann	1,600,000	5.4%
Peter Chen	1,600,000	5.4%
Choa So Ch in	1,600,000	5.4%
Tan Sek Toh	1,600,000	5.4%
Tan Lam Im	1,600,000	5.4%
Tan Ching Khoon	1,600,000	5.4%
Richard LaJeunesse	800,000	2.7%
Sea Union Industries Pte. Ltd.	800,000	2.7%
Rita Chou	800,000	2.7%
Total	12,000,000	40.5%

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.0001 per share.

Common Stock

General. We have 150,000,000 authorized shares of common stock, par value $.0001 per share, 17,357,157 of which were issued and outstanding on June 30, 2001. All shares which are the subject of this prospectus, when issued and paid for, will be validly authorized and issued, fully paid and non-assessable.

Voting Rights. Each share of our common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of stockholders. Our Board of Directors is elected annually at each annual meeting of the stockholders. Stockholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than fifty percent (50%) of the voting power of 5G can elect all of our directors. See "Principal Stockholders" and "Risk Factors" Concentration of Stock Ownership in Management".

Dividend Policy. All shares of common stock are entitled to participate ratably in dividends when, as and if declared by our Board of Directors out of the funds legally available therefore. Any such dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since inception and presently anticipate that all earnings, if any, will be retained for development of our business. We expect that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, general business conditions and other pertinent facts. There can be no assurance that any dividends on the common stock will ever be paid.

Miscellaneous Rights and Provisions. Holders of common stock have no preemptive or other subscriptions rights, conversions rights, redemption or sinking fund provisions. In the event of the liquidation or dissolution, whether voluntary or involuntary, of 5G, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity of 5G after satisfaction of all liabilities.

Shares Eligible for future Sale. The shares subscribed by DRH Investment Company LLC which are being registered hereby for resale by the subscriber are being issued without registration in reliance on the exemption from registration provided by ' 3(b) of the Securities Act, of 1933, as amended, and Rule 506 of Regulation D promulgated hereunder. As a result, these shares are restricted securities in the hands of DRH under the definition of that phrase found in paragraph (a)(3)(I) of Rule 144 under the Act. Upon the effectiveness of this registration statement, the shares subscribed by DRH will be subject to resale without restriction or further registration under the Securities Act.

There are presently nearly 6,973,856 restricted common shares of 5G outstanding in the hands of approximately 30 stockholders, which, under certain conditions can be resold by their registered owners without registration under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of 5G (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or the average weekly trading volume of our common stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate of 5G for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

Of the shares, which will subject to resale without limitation under Rule 144, officers and directors of 5G hold 2,670,000 shares.

The following chart depicts relevant facts related to potential sales of shares under Rule 144 and the dates upon which shares will be eligible for sale under the Rule.
Date Eligible For Resale	Number of Shares Eligible	No. Of Stockholders
November 2002	367,500	1
December 2002	1,617,000	4
February 2003	150,000	1
March 2003	200,000	4
April 2003	710,000	2
May 2003	1,720,000	8
June 2003	2,342,482	8
July 2003	3,958,627	4

Each of the number of owners shown in the right side column, above, will be entitled to sell up to one percent (1%) of the total number of 5G shares outstanding each three months beginning during the months indicated in column one.

Though no predictions can be made as to the effect, if any, that sales of shares under Rule 144 or otherwise, or the availability of shares for sale, will have on the market. However, the sale of substantial numbers of these shares in the public market will undoubtedly have an adverse effect on the prevailing market prices for 5G shares following the offering.

Certain Provisions in the Certificate of Incorporation
Our Certificate of Incorporation contains certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of 5G by another entity or person. In addition to the ability to issue preferred stock, these provisions include a requirement for a vote of 66-2/3% of the stockholders in order to approve certain transactions including mergers and sales or transfers of all or substantially all of our assets. The Nevada further contains certain anti-takeover provisions. Section 203 of the Delaware Corporation Law provides, with certain exceptions, that as a Delaware corporation, we may not engage in any of a broad range of business combinations with a person who owns 15% or more of our outstanding voting stock (an "interested stockholder") for a period of three years from the date that such person became an interested stockholder unless:

(i) The transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

(ii) The interested stockholder acquires 85% or more of our outstanding voting stock (excluding shares owned by persons who are both officers and directors of 5G, and shares held by certain employee stock ownership plans); or

(iii) The business combination is approved by our Board of Directors and by the holders of at least 66-2/3% of our outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

Transfer Agent

The transfer agent for the Common Stock is:

HOLLADAY STOCK TRANSFER, INC

2939 N 67th Place

Scottsdale, AZ 85251

Telephone: [480] 481-3940

Fax [480] 481-3941

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel within the meaning of those terms under Item 504 of Regulation S-B will receive a direct or indirect interest in the small business issuer or was a promoter, underwriter, voting trustee, director, officer, or employee, of 5G. Nor does any such expert have any contingent based agreement with 5G or any other interest in or connection to 5G.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Indemnification of Directors and Officers

Under the provisions of the Certificate of Incorporation and By-Laws of the Registrant, each person who is or was a director or officer of Registrant shall be indemnified by the Registrant as of right to the full extent permitted or authorized by the General Corporation Law of Delaware. Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against such person by reason of the fact that such person is a director or officer of the Registrant, such person shall be indemnified against expenses, including attorneys' fees, reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit or if such a suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, had no reasonable cause to believe such person's conduct was unlawful. If unsuccessful in defense of a suit brought by or under the right of the Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of such person's duty to the Registrant, such person cannot be made whole even for expenses unless the court determines that such person is fairly and reasonably entitled to be indemnified for such expenses.

Prior to the initial closing of this offering, the Registrant expects that its officers and directors will be covered by officers' and directors' liability insurance in an amount to be determined by the Board of Directors which will include reimbursement for costs and fees. The Registrant has entered into Indemnification Agreements with each of its executive officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee, as defined.

Article IX of the agreement between 5G and DRH which is attached hereto as Exhibit 99 contains a provision by which 5G has agreed to indemnify DRH against certain claims and losses, included claims and losses which may arise from DRH's role as an underwriter in the distribution of 5G shares. However, no director, officer or controlling person of 5G is covered by any such provision or is an officer, director or affiliate of DRH.

5G has been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Secureities Act of 1933 (the AAct@) may be permitted to directors, officers and controlling persons of 5G pursuant to the foregoing provisions, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by 5G of expenses incurred or paid by a director, officer or controlling person of 5G in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, 5G will, unless in the opinion of its counsel the matter has been settled by controlling precendent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed int he Securities Act and will be governed by the final adjudication of such issue.

ORGANIZATION WITHIN LAST FIVE YEARS

5G Wireless Communications, Inc. was organized undet the laws of the State of Nevada on October 28, 1998.

On December 1, 2000, the Company entered into an acquisition agreement with the three members of 5 G Partners (a private Canadian partnership), including Richard Lajeunesse, Curtis Mearns and Don Boudewyn who resigned as officers and directors of 5G earlier this year. To acquire 100% of the partnership interests the 5G Partners the Company agreed to pay $74,000 US dollars and 150,000 shares of common stock. None of the $74,000 was advanced to Partner, and subsiquently the partners and the Company agreed to exchange this sum for shares, which to date have not been forwarded to the Partners.

In connection with the merger, the Company has changed its name from Tesmark, Inc. to 5 G Wireless Communications, Inc.

During the last two years, 5G has awarded shares of its common stock to persons who were, at the time, or are now officers and directors of 5G in exchange for their services to the corporation as follows:
Name - Officer	Month of Issue	No. Shares
Michael Tan	July 2001	720,000
Allen Schwabe	July 2001	200,000
Richard LaJeunesse	March 2001	50,000
Curtis Mearns	March 2001	50,000
Don Boudewyn	March 2001	50,000

In addition to the foregoing, 5G awarded 3,521,127 shares to May Davis Company on July 9, 2001 in compensation for services rendered to 5G in connection with establishing the equity line of financing to which this registration statement is related.

To the knowledge of 5G, the foregoing constitute all the transactions between 5G and officers, directors or controlling stockholders during the last two years.

DESCRIPTION OF BUSINESS

Company Summary

5G Wireless Communications, Inc. is a Nevada, corporation which provides cutting edge global wireless solutions via satellite and local leased lines, utilizing state of the art equipment and proprietary solution elements which deliver a dramatic improvement in performance while at the same time provide the bottom line benefit of decreasing communications costs.

The company's products and services cover a wide range of network applications, including high-speed wireless connectivity for small business, to global enterprises wanting sophisticated systems integration. Our technological solutions allows us to provide a full suite of reliable data and Internet solutions; including voice communication services; corporate data networking; Internet access, web hosting, ASP services, satellite services, virtual private networks (VPN), wireless roaming, web portals and a whole suite of other services.

Our mission is to create shareholder value by building, maintaining and selling high-speed bandwidth solutions using 5G's next generation wireless and satellite data networks worldwide, while enabling our clients to implement innovative applications that dramatically improve their business. New bandwidth intensive applications continue to emerge, especially for multimedia and collaborative work, resulting in a headache for most customers as they wait to download files with traditional technologies.

Our focus is on key market segments such as the hospitality, convention, airports, airlines and new executive multi tenanted commercial and residential buildings, with the initial focus on key strategic markets in North America and Asia.

5G recently entered into an agreement to purchase 75% of the issued and outstanding shares of 5G's Wireless Communications Pte Ltd., referred to herein as A5G Singapore@), a Singapore corporation. Though no assurance can be given that this acquisition will be completed, 5G Singapore would be a significant business asset as it has begun installing wireless data services at the Singapore International Convention and Exhibition Centre (SICEC) which is one of the largest convention and exhibition centers in the Asia-Pacific region allowing exhibition organizers, exhibitors and attendees to seamlessly roam the facilities. www.sicec.com. In addition 5G Singapore will service the five office tower blocks comprising totaling over 5.7 million square feet of leas able space. Current tenants include many of the Fortune 500 companies in the Asia Pacific region. Among them are Microsoft, Adobe Systems, BASF, Borland, Compaq Computer, Deutsche Bank AG, EMC Computer Systems, Fairchild Semiconductor, GE Pacific, KPMG Consulting (Asia Pacific), Lehman Brothers, MetLife, UUNET to name a few. www.suntec.com.sg. The network will also be extended to service the Suntec Shopping Malls, restaurants and many of the eateries that surround the complex. The infrastructure will allow subscribers of 5Gs broadband network to access the internet anywhere within the network coverage area, enhancing e' mobility and productivity www.sunteccity.com.sg Deployment will be conducted in phases over the next 12 months.

5GS Singapore has also entered into an agreement to provide high-speed data network solutions for the guests at Singapore Marriott Hotel. The wireless network service will allow guest to seamlessly roam throughout the hotel facility and its surrounding premises including the 371 rooms, meeting rooms, business centre, lobby and lounges. The agreement will provide 5G with sustained revenue over the term of the agreement and will be looked at by other hotel and convention facilities as the industry standard.

Skyhub Asia Holdings Limited (Skyhub Asia) in which 5G owns a 30% interest, is a regional ISP, employing a combination of local leased lines and satellite downlink to provide unlimited broadband Internet access to end-users. Skyhub Asia also performs network design and implementation of internal building infrastructure to enable commercial and residential buildings (both old and new) to accommodate high-speed Internet access. The company is also aggressively developing other complimentary and auxiliary services such as multimedia contents and applications over its broadband network on a regional basis and currently servicing Hong Kong, Singapore, Indonesia, Bangladesh, Iran, Mongolia, Pakistan, and Malaysia. www.skyhubasia.com.

Products and services

5G is presently is presently conducting business through its own direct efforts, and through Skyhub Asia, its 30% owned subsidiary. We presently offer the following products and services.

Wireless Local Area Network

5G provide durable, high-speed data transfer throughout large areas, easily penetrating building wall and floors. Our wireless solution is effective in all environments such as, high signal noise and high obstruction areas.

5G accomplish this by the usage of superior echo path management and the one of the best RF echo tolerance (Delay Spread) in the industry. The exceptional performance and immunity to RF interference makes our Wireless LAN well suited for all environments including medical, health care facilities, schools, airports, office and warehouse complexes, and the home.

Multiple Access Points

The technology behind the 5G service makes it possible to build the wireless network for our clients with major cost advantages over all other communications alternatives such as DSL, cable and other network alternatives and enabling hundreds of multiple users to connect simultaneously. This advantage translates into a technically simpler installation and maintenance process, and a faster time to market.

LAN Extensions

If a single area is too large to be covered by a single access point, then multiple access points or extension points can be used. - Note that an "extension point" is not defined in the wireless standard, but have been developed by some manufacturers. When using multiple access points, each access point wireless area would overlap its neighbors. This provides a seamless area for users to move around in using a feature called "roaming. "

We can also add extension points, which act as wireless relays, extending the range of a single access point. Multiple extension points can be strung together to provide wireless access to far away locations from the central access point.

Wireless Roaming LAN

5G wireless multi channel roaming. This technology automatically adjusts channel settings and tune to the frequency of the nearest AP (Access Point), enabling subscribers to maintain connectivity as they roam throughout a multiple AP area. MCR can also increase aggregate network capacity with the more efficient use of the available spectrum.

This is handled with 5G software and hardware, which maintains a steady network connection by monitoring the signal strength from in-range access points and locking on to the one with the best quality. Usually this is completely transparent to the user; they are not aware that a different access point is being used from area to area. Some access point configurations require security authentication when swapping access points, usually in the form of a password dialog box. A user can move from area to another transparently. Our wireless networking hardware automatically swaps to the access point with the best signal.

Wireless VoIP LAN Service

The 5G Wireless VoIP LAN is the industry's most advanced Voice-over-IP wireless LAN service, by integrating the system with a new or existing wireless LAN, telephone users are provided with high-quality mobile voice communications throughout the workplace.

5G, is a market leader in workplace wireless voice LAN systems. This system delivers sophisticated features and qualities that users expect. Based on the IEEE 802.11 standard for wireless LANs, the system provides a single solution for wireless telephony throughout the global enterprise. We then simplify your network architecture by combining voice and data traffic over the same wireless infrastructure. We have engineered the system to prioritize voice service for 802.11 access points and Wireless Telephones ensuring excellent voice quality.

WAN VoIP Service

This solution allows companies with multiple office locations to reduce the cost of voice communications by using the VoIP technology. This new technology offers the following advantages:

- Delivers immediate cost savings.

- Eliminates the need for extra circuits for private voice traffic by connecting your PBXs to one another.

- Lets you maximize the value of your Internet service. Use your existing Internet bandwidth more efficiently by running voice and Internet traffic on the same circuit.

- Streamlines your communications network. Simplifies the management of your enterprise communications by combining voice and data into a single IP-optimized network.

- Leverages PBX functionality. Lets you continue using the features and functionality of your existing PBX system - transparent to your end-users.

- Simple to use. Integrates with your existing PBX.

Satellite Services

5G Skyhub provides high-speed Internet access to remote communities that have limited telecommunications infrastructure by integrating satellite and point-to-multipoint wireless technology.

By applying satellite and wireless technologies to predetermined access points within the community, we are able to connect remote communities, villages, schools, administrative buildings, and businesses and a host of other potential markets which require high speed Internet access.

This is done a broadband satellite connection being established between the uplink facility and a central access point within the community. The solution establishes an Internet gateway via the Network Operating Centre (NOC) that provides scaleable network speeds up to 155 Mbps. A local wireless loop is established that distributes Internet content at speeds up to 10 Mbps within the community.

SkyFast

Allows users to download and receive web-based information, including multimedia contents, directly from the Internet backbone.

Using a combination of local leased lines and rooftop receive only antennas, users can send upstream Internet requests through their existing ISP connections and receive high-speed download from the Internet via satellite.

SkyLink

Is a high-speed one-way and two-way connections via satellite to the Internet backbone, allow 5G to provide flexible and scalable wholesale solutions to meet our customers' business and bandwidth requirements. Benefits include;

- High-speed Internet connectivity for your network

- Scalable and flexible network architecture to meet future network expansions

- Avoids terrestrial infrastructures

- Asymmetric configurations to meet specific traffic requirements.

MySkyTV

With Hong Kong currently as its central hub for video hosting and distribution, MySkyTV provides an effective web video channel for partners and customers to reach out to their target audiences on a regional basis. In addition, together with other content providers MySkyTV aims to provide a distribution platform for Multimedia contents requiring broadband infrastructure.

Channels currently under development include;

- Lifestyles

- Entertainment

- Education

- Online gaming

- News Channel

SkyValue

Value-added services for users. These include;

- VOIP connectivity

- Unified Messaging Services

SkyValue is currently evaluating video conferencing services via the Internet. In addition, as part of our commitment to our customers, SkyValue also provides consultancy and project management services. This also represents the company's commitment to their customers and partners in providing a complete solution. These value-added services include, VOIP, UMS, system integration, network planning and project management.

Dedicated Leased Lines

5G have the strategic backbone partners to insure that low cost bandwidth is readily available to 5G's clients. Digital subscriber line (DS1) can deliver your data precisely and steadily from point-to-point at 1.544 Mbps, with digital transmission and framing options including extended frame, 5G makes real-time information a reality.

It's a dynamic, reliable platform that gives you unbelievably fast and easy access to the Internet. With this latest technology, you can:

- Easily integrate sophisticated voice services with high speed

- Get dial-up data transport to meet exact user demands

- Support key business applications at home and remote office solutions

- Have remote Local Area Network (LAN) access, video conferencing, integrated voice, data and video, and interconnection of distributed hosts.

DSL

One of the easiest ways to get ultra-high speed connections is by using DSL services, which facilitate Internet, download operations at 25 times the standard rate and permit the continuation of voice transmissions without interrupting the Internet connections.

International Connectivity

Our 5G services are managed from our network operations centre and provisions wide-area data network service that deliver the most extensive packet services coverage of any international carrier, through either dial-up or dedicated access.

With access available in hundreds of cities in most Asian countries. 5G services will provide integrated network access and a single-supplier solution for information, ordering, billing and in-country support for geographically diverse users in a multi-protocol environment.

This service can handle many diverse point-to-multipoint applications -- remote order entry, messaging, database query, access to third-party information providers, and host-to-host file transfers.

Virtual Private Networks

5G VPN is a cost-effective, wide area network (WAN) solution for businesses of all sizes. It allows clients to configure high-performance, site-to-site remote access and intranet/extranet solutions in a secure, standards-based environment.

TARGET MARKET STRATEGIES

Our market strategy is targeted in four main areas:

- Hospitality & Tourism - Hotels and Convention Facilities

- Business Travels - Airports & Airlines

- Multi Dwelling Units (MDU) - High-density commercial, residential areas and industrial parks

- Satellite Services Market

The Hospitality Market

"Room service" is taking on a whole new meaning. It is no longer a pit stop for business travelers to rest and get a good night's sleep. It's now a temporary office where corporate travelers spend hours online preparing for road meetings, sending and retrieving e-mails to and from clients, prospects, head office, coworkers, family and friends, and if there is still time checking out sports scores and stock prices.

At 5G we understand the need and the desirability to improve guest services and are able to provide a wide range of unique solutions, which distinguishes 5G in the hospitality industry.5G combines next generation data solutions with our wireless LAN and voice over IP services providing a level of service to the client that is not possible with any other provider.

Only 5G can offer hotels a comprehensive and fool proof wireless/wired service which will allow guests to easily connect to the internet with little or no configuration of their PC. The traveler will be able to send large files, particularly presentations, send and receive emails, surf the web, receive video streaming media or conduct a video conferencing any where within the hotel compound. As a result, more meetings can take place at their facility generating higher traffic in restaurants, cafés, lounges, deli's, etc. The service will also allow the user to seamlessly roam from their hotel to the convention centre, airports, and other associated wireless networks.

5G is also, uniquely positioned to deliver cutting edge Voice over Internet Protocol (VoIP) services which are incorporated into our data network solution. Our VoIP service delivers extremely low cost long distance calling for the business and vacation traveler. This allows guest to save up to 30% on long distance rates over present VoIP and up to 50% over traditional carriers.

Hospitality Market Strategy

Hotels and convention centers are projected to be 5G's most important revenue source. The Company's goal is to service as many hotels as quickly as possible without sacrificing the customer service to each hotel that is lacking with many of the other providers.

5G will focus on targeting key hotels that are catering to the business traveler. These hotels are normally situated in the downtown areas of major cities or are near major airports. These targeted hotels have business clientele as a large percentage of their guests, and have numerous requests for broadband Internet access. In Asia, 5G will target hotels that are financially stable, well established, and have a high room utilization percentage. Ideal hotels are large enough to support a significant amount of rentals, and a large amount of business meetings and events, and are located in strategic areas important for the establishment of Point of Presence (Pops).

For the convention centers, 5G has a data solution which is scalable and has the flexibility to cater to demanding events which allow hundreds of users to simultaneously access the system from their booths in the exhibition halls, meeting rooms, auditoriums, ballrooms, foyers and pre-function areas.

The service will be managed and maintained by 5G staff that would be located on site. This would provide a visible and accessible location for subscribers to register for the service, receive technical support and as a distribution point for PCMCIA wireless cards.

5G services will enable the convention centre to:

- Provide high speed Internet access to all exhibition booths

- Accommodate last minute booth rearrangements

- Avoid the cost and hassle of data wiring

- Seamless wireless roaming throughout the facility

- Providing high speed data for stand alone computers, servers, laptops and PDA devices

- Increased flexibility for locating booths, tables, displays & kiosks

- Allow for Internet streaming video

- Wireless display panels

- Video conferencing

- Press room service to meet the needs of the media

- Network support at the convention centre

- One network for both the public and a private network

An added benefit of a 5G-network subscriber is the ability to roam from a 5G connected hotel to the convention facility seamlessly, all without the hassle of reconfiguring his or her computer or PDA device. As the subscriber leaves a specific location and enters another, a new web page would appear. Users would then simply log on using their assigned name and password.

Business Travels - Airports & Airlines

Currently the Internet solution provided to business travelers is limited, as users go through the arduous task of making a connection with their laptop modem. This internet experience can sometimes be a less than pleasing and even a frustrating because of connecting cables, dropped calls, inability to log on, congestion, configuration etc.

5G solutions offers airport users and airline passengers a better and more efficient Internet experience by implementing a wireless roaming service. The new service will allow a user who requires Internet access to easily connect with minimal configuration.

5G intend to market its services to a number of airports as its services pose an attraction particularly to business travelers.

Marketing to Hotels

Marketing to hotels and convention centers will be done on a discretionary basis, and will be through direct marketing to specific individuals. 5G have successfully employed this concept and are in discussions with several large brand name hotels for commercial deployment. Typically, 5G will conduct a site survey and prepare an in depth proposal to the Hotel. The proposal will include costing, benefits of the network, 5G-customer service support and a revenue sharing model.

North America

5G Wireless Communications, Inc. has recently begun marketing it's services in North America, (June 2001) and plan to establish a demonstration facility in Vancouver. In addition we are considering acquiring another North America hotel provider to increase market penetration over the next six months.

Asian Market

5G Singapore has recently installed demonstration facilities at the Singapore International Convention and Exhibition Centre, which provide potential clients with a Hands on approach to the marketing of the service.

5G Singapore has an agreement in place to Once the acquisition of 5G Singapore has been completed a contract to install 5G services in, this will result in Singapore Marriott Hotel and are looking to expand this to other hotels in the chain. Suntec City Development, (Asian's Vertical Silicon Valley) which includes four 45 storey commercial buildings, the Singapore Convention Centre and the Change International Airport are in formal discussions to deploy our custom wireless solutions. We anticipate very strong growth in the next few years from our Asia subsidiary because of the tremendous demand and need for this service.

Multi Dwelling Unit (MDU) Market

5G services for MDU are divided into two types: wireless and DSL and service between locations via 5G WAN wireless solutions. These services provide a cost effective solution for both commercial and residential markets.

MDU service is projected to be a secondary source of revenue for the company behind the services offered to hotels. 5G Wireless WAN technologies enable simultaneous transmission of high-speed data, full streaming video, real-time video conferencing, and web surfing. This wireless point-to-multipoint solution for fixed networks enables us to leapfrog existing infrastructure, so the initial investment is significantly lower than that required for "wired" alternatives. This low-cost wireless infrastructure means that a complete network can be installed in days or weeks, instead of the typical months or years and since 5G Wireless architecture is highly scalable, the network can grow as the business grows.

5G Wireless WAN enables immediate provisioning to allow end users (new subscribers) to be brought on-line quickly with a single, integrated unit. This feature minimizes cost, and enables fast and easy installation. The key to enabling broadband access to a large number of MDU users using wireless technologies is efficiently utilizing of available frequency spectrum and minimizing the hardware cost per user. Today, wireless technologies are widely used for circuit-based, high-bandwidth, point-to-point connections to individual locations. These connections make sense when a consistent, high capacity connection is required, but can be prohibitively expensive for applications that require only occasional high capacity. For example, Internet users tend to have "burstability," or intermittent traffic demands, and having a dedicated channel or a point-to-point wireless link results in substantial unused capacity during periods when data is not being transmitted.

To solve the problem of unused capacity, dedicated circuit-based connections must be replaced with on-demand, packet based connections that enable users to consume only as much system bandwidth as is required at any given time. Time Division Multiple Access (TDMA) technology can be used to enable several users to share a single channel on a point-to-multipoint basis, which efficiently allocates bandwidth to end-users and minimizes the hardware costs involved.

While TDMA capability is necessary, it is not sufficient for cost-effective delivery of burstable' traffic. The system must also be able to intelligently handle Internet Protocol packets and Asynchronous Transfer Mode cells on a packet-by-packet or cell-by-cell basis, as provided by the 5G solutions.

With 5G, no aspect of the bandwidth is committed, which allows dynamic allocation of resources to serve only subscribers with data to transmit.

Encryption - traffic is scrambled over the air via a stream cipher with 128 bits of effective key. The cipher is restarted on each data block, with the starting point generated by combining the subscriber unit scrambling key with a number of other elements, ensuring that two data bursts from the same source are encoded with different cipher start points.

Registration and authentication - each subscriber unit is authenticated and authorized. Each unit is configured with a secret authentication key, which encrypts a random challenge from the control server using a software-implemented symmetric protocol. The control server performs the same function on its own copy of the random challenge and compares the results.

MDU/Commercial Market

The demand for this service originates from limitations of modem technologies being used to distribute high-speed access to certain areas. Digital Subscriber Line (DSL) technology is a newly released technology that delivers broadband access to customers over existing copper lines. Due to the large amount of revenue gained by providers through digital services such as ISDN and Trunk Level services, until recently, many major telecommunications providers have done their best to suppress relatively inexpensive DSL services. However, in 1997 market demand for high-speed access provided the opportunity for large providers to be profitable through offering DSL services, and service offerings began immediately.

DSL service is now available in many metropolitan markets across the nation from large providers, many of whom were formerly members of the original Bell Company. DSL is a technology with tremendous potential for providing quality, high-speed access to a large market, but there are several limitations to the technology that provide opportunities for other types of broadband services. These limitations include a distance limitation of service of approximately three miles from a central office, and the necessity of a certain gauge and quality of copper cable from the customer location to a central office.

The coverage of DSL will continue to spread over the next decade at a slow but steady pace, However, due to the limitations discussed above, certain localities will inevitably never receive access to DSL services.

MDU Market Strategy

By use of 5G technologies, areas not served or underserved by DSL services can be quickly deployed. Pricing and costs associated to the deployment provides a significant advantage over other digital services such as ISDN and Trunk Level services, and offers several competitive advantages over other bandwidth solutions.

In each market of service deployment, 5G will build a proprietary wireless network by establishing Points of Presence (Pops) that provide wireless services to large coverage areas. POPs will be strategically placed in select metropolitan areas to maximize coverage.

5G will provide customers with a dedicated Internet connection, described best as high-speed fixed wireless broadband (256Kbps to 10 Gbps) Internet access. Bandwidth provided in various packages can be used for Internet access, electronic mail, and IP based voice and video services. Services will be provided using specialized wireless equipment, and involves the placement of radio transmitters/receivers on a customer's buildings. Emphasis is placed on minimal impact installations, without altering the integrity or aesthetics of building structures.

Service is available to any customer with line-of-sight access to one of 5G POPs. The bandwidth provided through our network infrastructure is 99.99% reliable, even under harsh weather conditions of rain, snow and wind. Data packets transmitted over our wireless connections are protected by 128-bit encryption coding, providing a secure connection. Network operability will be monitored remotely by network operations centre, which operates twenty-four hours per day, seven days per week.

Revenue from the services will be a subscriber-based revenue flow. Customers will be billed for their bandwidth package on a monthly basis depending on the types of service package delivered. Service packages can be upgraded at no additional cost to the customer at any point during their agreement, providing customers with scalable solutions.

All wireless equipment will remain 100% owned by 5G, and the Company will recover the equipment upon expiration of agreement terms. Service agreements are available to customers in lengths of one, two or three years. Discounts are provided for multiple year agreements.

Access

POPs are primarily established in hotels where 5G has already built an in-building network. This strategy incurs no additional cost to 5G and aggregates bandwidth to a central location providing tremendous cost savings. In areas where hotels are not available for POPs, space for the placement of wireless equipment may need to be negotiated or leased. Currently, we are negotiating with American Tower for access to 10,000+ towers in the USA, Canada and Mexico.

MDU - Target Customers

Target customers include organizations that utilize the Internet or could potentially utilize the Internet for business applications, and are located in areas that are not able to receive Digital

Subscriber Line (DSL) services. These potential customers are only currently able to receive a high-speed connection through Trunk Level services, ISDN services, or other digital bandwidth solutions offered through access providers for extremely high prices.

Marketing Strategy to MDU

5G broadband services will be marketed through established relationships with the property developers. Currently, 5G have planned to implement the wireless service to Hong Kong Parkview, a very large-scale condominium complex in Hong Kong (www.hkparkview.com) in the third quarter of 2001.

In addition, 5G will also employ traditional marketing platforms including radio and print ads, billboards, web-based advertising, trade shows, and direct marketing. However, direct marketing will incorporate input and needs from the property developer as well as the strata committee of the complex.

This strategy is currently used at the Singapore International Convention and Exhibition Centre in Singapore, which has resulted in a very positive response from the business community.

5G's marketing focus will be based upon three key service benefits:

- Speed - marketing will focus on the speed of wireless connections.

- Reliability - marketing will demonstrate the statistics revealing the reliability of modem wireless equipment.

- Increased Productivity - marketing will demonstrate increased employee productivity through high-speed wireless Internet access.

The primary marketing challenge will be the lack of general public awareness on fixed/wireless broadband services, as well as the relative newness of wireless technologies. Currently, many business owners and managers do not understand wireless technology, and are timid about the purchase of such a service. A primary objective in the creation of marketing material will be to educate potential clients about wireless technology and its benefits.

SATELLITE MARKET

Broadband Satellite Market

Satellite based Internet access will be seen, more and more, as Asia's relatively inexpensive and reliable platform for high-speed Internet access. This need has not been lost on Asia's Internet entrepreneurs. Satellite service will help connect end users to the public Internet backbone or to the private network infrastructure of the service provider. Primary customers of this service will be businesses needing a range of applications such as high-speed web access, EDI, e-business, file transfer, voice-IP and shared applications.

Asia has embraced the Internet as a tool for profit and economic development faster than any region in the world. According to the US Department of Commerce, Asia has the potential to become the most important regional information technology (IT) and telecommunications market in the world. Demand for IT and telecom equipment in Asia is estimated at over US $100 billion in 2000, representing some 25 per cent of the world total.

The growth of the Internet in Asian countries will vary because of substantial differences in telecommunications, liberalization and political agendas. As a whole, however, Internet growth in Asian countries will be among the highest in the world, clearly ensuring a more lucrative business for satellite operators.

Satellite Market Strategy

5G / Skyhub Asia Holdings Limited (5G Skyhub) is a regional ISP, employing a combination of local leased lines and satellite downlink (N X Mbps) to provide unlimited broadband Internet access to end-users. Our unique network design and implementation of internal building infrastructures enables commercial and residential buildings (both old and new) to receive high-speed Internet access.

5G Skyhub is building a connectivity network that will allow users to have access to information on the World Wide Web (WWW) at speeds greater than existing local infrastructures will permit at this present moment. In addition, to allow users to communicate effectively and efficiently via the Internet environment.

With the aim of building a comprehensive connectivity network within the Asia Pacific region, 5G Skyhub has been focusing on the deployment of earth stations and Points of Presence over the past twelve months. Dedicating its resources and working closely with local licensed partners, Skyhub Asia has been successful in rolling out services in 8 countries to date.

To expedite its operations in the Asia Pacific region, 5G Skyhub is aggressively forming partnerships with local ISPs. Below please find the list of partners that 5G Skyhub has already established within the first twelve months of operations.

Country	Local Partner
Hong Kong	Own License
Singapore	Own License
Indonesia	PT CircleCom Nusantara
Bangladesh	Shun Shing IT
Iran	Corporate Access
Mongolia	Datacom
Pakistan	Gerry' Net
Malaysia	Celcom

Within each of these countries, 5G Skyhub has chosen to partner with licensed service providers with existing customer base within their respective countries of operations. This essentially, will enable 5G Skyhub in gaining a head start in market penetration. In addition, speed and acceleration in market expansion will ensure 5G Skyhub lead in the market.

Skyhub Asia Holdings Limited is divided into two main geographical areas of focus. Skyhub Asia Co. Ltd covers North Asia while Skyhub Singapore Pte Ltd covers South Asia.

Connectivity

To serve the connectivity requirements, Skyhub Asia has developed two main products to provide a cost effective solution for our customers.

SkyFast Broadband connection for corporate and residential users

SkyLink High Speed Internet connectivity for service providers This solution is aimed at providing a cost effective solution for tier 2 and tier 3 Internet Service Providers (ISPs) who require quality connectivity into the WWW.

Satellite Coverage

To maximize its coverage and cost effectiveness, Skyhub Asia is currently using Apstar 2R due to its coverage and power (attached please find the system details of Apstar 2R in Appendix A).

From the market overview, it is obvious that there are immense opportunities within the satellite high-speed Internet access and content delivery network. As such, Skyhub Asia is well positioned to capitalize the potential.

It is also important to note that the satellite that the service provider is operating with governs the market opportunity. Skyhub Asia is currently using one of Asia's most powerful satellites. The Apstar 2R (Please refer to the appendix for full details of the satellite and its footprint). As depicted in the satellite footprint map, the potential market stretches from parts of Australia, Asia, Russia, Pakistan and finally parts of Western Europe. This effectively covers more that 75% of the world's population.

Satellite Growth Strategies

Skyhub Asia has been successful in rolling out its connectivity network in the Asia Pacific region within a short period. This is mainly due to its founding partners experience, industrial knowledge and relationships. This has been extremely effective during the start-up phase of the business cycle. Moving forward, the management acknowledges that a more structured approach to the different markets is required.

In order to ensure continual growth of the company, the management has implemented the a plan for growth strategy comprises of 5 main areas:

- Increased Market Coverage

- Developing Points of Presence

- Satellite Content Development

- Satellite Value Added Services

Development Points Of Presence (PoP)

Having established a beachfront within the market coverage, it would be vital to continually develop the local market in order to increase penetration. 3 basic modes of further penetration have been identified.

Expansion of Local Sales Force

With a conducive incentive plan, other auxiliary and complementary service providers such as equipment vendors, building management services, etc will be appointed to extend existing sales force.

Increase Target market

As the initial entry into the market may be more focused, it is vital to increase the target market size in the penetration phase. This will be achieved via a broader range of services offer to existing and potential customers. In this respect, it is also in line with the plans for continual product & service development.

Geographical Expansion

Having established an entry point, it is vital to extend broadband access within a geographical region. As local infrastructure may not have scaled well, the company is keen to explore wireless local loop solutions for wide area network within a country.

Satellite Content Development

Once it has completed building the necessary connectivity network infrastructure, 5G Skyhub intends to prepare and execute an aggressive business plan for developing satellite content through a system of stragetic partnerships and otherwise, including development of numerous value added services such as software for building management, Voice Over Internet Protocol

(VOIP), Unified Messaging Services, Web development, etc. Below please find the current list. 5G also intend to increase its range of product & services by developing new contents and improving innovative services to entice new customers and retain existing ones. In this respect, the company is exploring multimedia content provision and also other value added services such as Unified Messaging Services (UMS). In addition, the current MoU with WOOF (Subsidiary of Media Corporation of Singapore) will be expended. Other new areas of expansion include IP conference service over the Internet and interactive gaming service, which the company is currently in discussions with several potential partners.

MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

The following discussion is intended to provide an analysis of our Financial condition and should be read in conjunction with our financialStatements and the related notes. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for our growth, trends in the results of our development, anticipated development plans, operating expenses and our anticipated capital requirements and capital resources. Our actual results could differ materially from the results discussed in the forward-looking statements.

Results of operations.

LIQUIDITY AND CAPITAL RESOURCES:

As of June 30, 2001, we had total current liabilities of $129,261 and had total current assets of $ 368,906 with our assets exceeding its liabilities by $239,645.

As of December 31, 2000, our current liabilities were $935 and total assets were $74,827 with our liabilities exceeding our then current assets by $73,892.

During July of 2001,we entered into a Finder's Agreement with the May Davis Group, Inc., an NASD member firm, to assist in the sale of our 6% convertible notes in an aggregate amount of $400,000 through which we entered into a Private Equity Subscription Agreement with DRHs contemplating DRH's subscription of $10,000,000 in our common shares. Subject to certain conditions and limitations, by which we can sell or put to DRH, from time to time, up to $10 million of our common stock subject to certain market limitations and conditions. Pursuant to the Equity Line of Credit Agreement, we have agreed to pay to the May Davis Group certain fees, both in cash and shares, which are described above. The share consideration is subject to a registration rights agreement pursuant to which certain of the shares to be offered by this prospectus must be registered.

Management believes that the above-described actions will provide us with our immediate financial requirements to enable us to continue as a going concern. In the event that we are unable to raise additional funds, we could be required to either substantially reduce or terminate our operations. Except for the factors set forth in the section of this prospectus related to "Risk Factors," we are not aware of any material trend, event or capital commitment, which would potentially adversely affect liquidity. In the event a material trend develops, we believe that we will have sufficient funds available to satisfy working Capital needs through lines of credit and the funds expected from equity sales.

OTHER:

Except for historical information contained in this prospectus, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include factors as the level of business and consumer spending, the amount of sales of our products, the competitive environment within the market for wireless internet access and related products, our ability to continue to expand our operations, the level of costs incurred in connection with our expansion efforts, economic conditions and the financial strength of our customers and suppliers. Investors are directed to consider other risks and uncertainties discussed in documents filed by us with the Securities and Exchange Commission.

DESCRIPTION OF PROPERTIES

5G currently has a corporate office in Nevada, USA and a management and sales office in Vancouver, Canada. In addition we are currently negotiating space for office space in Singapore in Q3 2001.

Skyhub Asia currently has three major facility sites in Hong Kong. The Kwun Tong site is to facilitate our connection with UUNET's IP network to the USA and the rest of the world. The Sheung Wan site provides connections to the IP network via IXNET. The two sites allows Skyhub Asia to enjoy diversity and redundancy. The third major site at Kwai Chung is collocated with Corporate Access (HCA). This is the main teleport earth station location whereby all of the necessary satellite uplink equipment are located. All three sites are linked via fibre ATM. Fully redundant and diversified.

There are also two separate ATM connections to the HKIX (Local Internet exchange and to Skyhub Asia's office in North Point, Hong Kong).

Skyhub Asia is also in the midst of implementing a third IP network connection with QoS (Subsidiary of Global Crossing). This will provide further redundancy and cost efficiency as the costs of IP connections to the USA are highly competitive in Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The only transactions between 5G and any officers, directors, controlling stockholders of 5G, or any other persons named in paragraph (a) of Item 404 of Regulation SB, are those reported under the heading "Organization Within Last Five Years" herein. We believe that given the development stage posture of 5G, the quality and experience of the persons who have been awarded shares in exchange for services, the quality of the services performed by them, and the assets represented by the business interests purchased with shares, these transactions have been negotiated and completed on terms no less favorable to 5G than would have been the case had the transactions been effected with non-affiliated parties.

EXECUTIVE COMPENSATION

The following table sets forth the cash and other compensation paid in the last three years to our chief executive officer and all other executive officers.
Name and Principal Position	Year	Annual Compensation Salary	Annual Compensation Bonus
Michael Tan President and Chief Executive Officer	2000	$120,000	$175,000 (2)
	2001	208,000	198,325(2)
	2002	208,000	60,000(2)
Allen Schwabe Secretary and Treasurer	2000	48,000
	2001	50,000
	2002	52,000

Employment Agreements

We have entered into agreements with each of the following Michael Tan, and Richard Lajeunesse.

The employment agreement with Michael Tan provides for him to serve as the President, Chief Executive Officer and a director, and provides for an annual base salary of $120,000, a bonus of 1% of our income before taxes and various fringe benefits. The employment agreement with Richard Lajeunesse provides for him to serve as the Chief Technical Officer, provides for an annual base salary of $72,000 and various fringe benefits.

Each agreement also provides for the payment of three times the employee's previous year's cash compensation, less $1.00, upon his or her termination in the event of a change in control of 5G (a "Change in Control"), which is defined therein to mean (a) a change in control as defined in Rule 12b- 2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) a person (as such term is defined in Sections 13(d) and 14(d) of the Exchange Act) other than a current director or officer of 5G becoming the beneficial owner, directly or indirectly, of 20% of the voting power of our outstanding securities or (c) the members of the Board of Directors at the beginning of any two-year period ceasing to constitute at least a majority of the Board of Directors unless the election of any new director during such period has been approved in advance by two-thirds of the directors in office at the beginning of such two-year period.

2001 Stock Option Plan

5G has not yet adopted the Stock Option Plan, as amended, (the "2001 Plan") in order to motivate our qualified employees, officers, directors, consultants and independent contractors, to assist us in attracting employees and to align the interests of such persons with those of our stockholders. The 2001 Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, "non-qualified stock options," restricted stock and other types of awards to our officers, directors, key employees, consultants, agents, advisors and independent contractors.

The 2001 Plan, which will be administered by the Compensation Committee of the Board of Directors, authorizes the issuance of a maximum of 5,000,000 shares of common stock, which may be either newly issued shares, treasury shares, reacquired shares, shares purchased in the open market or any combination thereof. Incentive stock options generally may be granted at an exercise price of not less than the fair market value of shares of common stock on the date of grant, and non-qualified stock options may be granted at an exercise price of not less than 85% of such fair market value. If any award under the 2001 Plan terminates, expires unexercised, or is canceled, the shares of common stock that would otherwise have been issued pursuant thereto will be available for issuance pursuant to the grant of new awards.

FINANCIAL STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with the instructions for Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

The unaudited balance sheet of the Company as of September 30, 2001, and the balance sheet of the Company as of December 31, 2000 derived from the Company's financial statements, the unaudited statement of operations and cash flows for the six months ended June 30, 2001 and 2000 and the statements of stockholders equity for the period from September 10, 1979 through June 30, 2001 are attached hereto and incorporated herein by this reference.

Operating results for the quarter ended September 30, 2001 are not necessarily indicative of the results that can be expected for the year ending December 31, 2001.

5G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, Inc.)

BALANCE SHEETS

ASSETS

Current Assets:

Cash

Deposit

Accounts receivable

Prepaid marketing/consulting

Marketing/consulting amortization

Advances for acquisitions

Total Current Assets

Fixed Assets:

Computer Equipment

Accumulated Depreciation

Total Fixed Assets

Other Assets:

Convertible notes receivable and accrued interest

Allowance for doubtful accounts

Goodwill - 5G Acquisition Costs

Amortization of 5G Acquisition/Goodwill Costs

Accumulated Depreciation

Total Fixed Assets

Other Assets:

Convertible notes receivable and accrued interest

Allowance for doubtful accounts

Goodwill - 5G Acquisition Costs

Amortization of 5G Acquisition/Goodwill Costs

September 30, 2001 (UNAUDITED) $ 1,963 300 71,476 124,751 (58,635) 109,000 248,855 1,757 (124) 1,633 57,829 (57,829) 105,000 (11,187) 1,633 57,829 (57,829) 105,000 (11,187)

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable

Accrued management/consulting fees

Advances from officers/directors

Advances from shareholders

Total Current Liabilities

Stockholders' Equity:

Preferred Stock $.001 par value; authorized 10,000,000 shares; no shares outstanding at September 30, 2001.

Common Stock, $.001 par value; authorized 150,000,000 shares; with 22,128,284 issued and outstanding at September 30, 2001. (Restated for a 3 for 1 split on April 22, 2000)

Paid-In Capital

Accumulated Deficit

Total Stockholders' Equity

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY

$ 31,834 124,000 6,718 40,041 202,593 - 22,128 1,549,019 (1,429,439) 141,708 $ 344,301

See Accompanying Notes to the Financial Statements.

5G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, Inc.)

STATEMENTS OF OPERATIONS(UNAUDITED)

Interest Income:

Total Income

Expenses:

Amortization & depreciation expenses

Consulting & marketing expenses

General and administrative expenses

Write-off of goodwill for acquisition of technology from 5G Partners

Officer compensation & management fees

Professional fees

Total Expenses

Net Loss

(Restated for a 3 for 1 split on April 22, 2000.) Weighted Average Shares Common Stock Outstanding

Net Loss Per Common Share (basic and fully dilutive)

9 Months Ended September 30, 2001 $ - $- 11,405 395,032 60,899 420,000 408,000 52,263 1,347,599 (1,347,599) 15,017,424 $ (0.090)	9 Months Ended September 30, 2000 $ 1,418 $ 1,418 - 2,000 1,243 - - 1,817 5,060 $ (3,642) 7,750,300 $ (0.000)	3 Months Ended September 30, 2001 $ - $ - 3,917 260,256 42,647 - 130,000 31,714 468,534 (468,534) 15,718,284 $ (0.030)	3 Months Ended September 30, 2000 $ 1,254 $ 1,254 - 2,000 26 - - 462 2,488 $ (1,234) 8,000,300 $ (0.000)

See Accompanying Notes to the Financial Statements.

5G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, Inc.)

STATEMENTS OF STOCKHOLDERS' EQUITY

FROM INCEPTION (SEPTEMBER 10, 1979) TO SEPTEMBER 30, 2001 (UNAUDITED)

September 10, 1979; the Company was incorporated in Idaho, establishing a par value of $1.00 per share; 1,000 shares were issued

Net loss for the year ended December 31, 1979

September 10, 1995; common stock issued at $1.00 per share for compensation. Net loss for the year ended December 31, 1995

May 2, 1996; common stock issued at $1.00 per share for compensation

Net loss for the year ended December 31, 1996

January 3,1997; common stock issued for compensation at $1.00 per share.

Net loss for the year ended

Common Stock Shares 1,000 - 1,750 - 1,000 -	Common Stock Amount 1,000 - 1,750 - 1,000 -	Paid-in Capital $ - - - - - -	Accumulated Deficit $ - (1,000) - (1,750) - (1,000)	Total Equity $ 1,000 (1,000) 1,750 (1,750) 1,000 (1,000)

November 10, 1998; common stock forward split, 500 for 1,100 shares issued for compensation and a change in par value from $1.00 to $.001, all in connection with the merger and establishment of the Nevada Corporation.

Net loss for the year ended December 31, 1998

Net loss for the year ended December 31, 1999

April 22, 2000, common stock split 3 for 1.

May 16, 2000; 1,000,000 of common stock and warrants sold at $.15 per share.

December 12, 2000; common stock split 1.5 for 1.

Net loss for the year ended December 31, 2000

Common Stock Shares 2,495,100 - - 5,000,200 1,000,000	Common Stock Amount (2,500) - - 5,000 1,000	Paid-in Capital 2,600 - - (5,000) 149,080	Accumulated Deficit - (100) (835) - -	Total Equity 100 (100) (835) - 150,080

March 20, 2001; 750,000 shares of common stock were issued at $.70 per share (the current market value) in connection with the Company's recent merger with 5G Partners

March 20, 2001; 50,000 shares issued for consulting compensation at $.70 per share.

April 1, 2001; 350,000 shares issued for consulting contract at $.25 per share.

April 1, 2001; 250,000 shares issued for consulting compensation at $.25 per share.

April 2, 2001; 200,000 shares issued at $.25 per share, for cash

May 1, 2001; 300,000 shares issued for consulting compensation, valued at $.10 per share

750,000 50,000 350,000 250,000 200,000	750 50 350 250 200	524,250 34,950 87,150 62,250 49,800	- - - - -	525,000 35,000 87,500 62,500 50,000

May 4, 2001; 1,070,000 shares issued for officer/ consulting compensation, valued at $.10 per share

June 12, 2001; 75,000 shares issued for consulting contract, valued at $.10 per share.

June 12, 2001; 675,000 shares issued in connection with a consulting contract, valued at $.10 per share

June 15, 2001; 580,000 shares issued in connection with a consulting agreement, valued at $.10 per share; & 200,000 shares issued for marketing compensation, also valued at $.10 per share. June 26, 2001; 106,667 shares issued in connection witha marketing agreement, valued at $.10 per share.

1,070,000 75,000 675,000 780,000	1,070 75 675 780	105,930 7,425 66,825 77,220	- - -- -	107,000 7,500 67,500 78,000

July 18, 2001; 2,704,723 shares were issued for cash, ($215,000) less $44,500 in offering costs

August 14, 2001; 816,404 shares issued for cash ($65,000), less $5,200 in offering costs

September 30, 2001, 1,250,000 shares issued at par value for compensation. Net Loss for the Nine Months Ended September 30, 2001

Balances at September 30, 2001

2,704,723 816,404 1,250,000 - 22,128,284	2,705 816 1,250 - $ 22,128	167,795 58,984 123,750 - $1,549,019	- - - (1,347,599) $(1,429,439	170,500 59,800 125,000 (1,347,599) $ 141,708

See Accompanying Notes to the Financial Statements.

5G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, Inc.)

STATEMENTS OF CASH FLOWS (UNAUDITED)

Cash Flows used in Operating Activities:

Net Loss

Expenses Not Requiring an Outlay of Cash:

Common stock issued in write-off of goodwill- acquisition of technology from 5G Partners

Common stock issued for consulting/ marketing compensation

Changes to Operating Assets and Liabilities:

Increase in deposits

Increase in accrued management/consulting fees

(Increase)decrease in accounts payable

Net Cash used in Operating Activities

Cash Flows used in Investing Activities:

Organizational costs incurred

Capital expenditure - computers

Net Cash used in Investing Activities

Cash Flows from Financing Activities:

Common stock issued for cash

Increase in accounts receivable

Notes receivable and accrued interest

9 Months Ended September 30, 2001 $ (1,347,598) 420,000 410,925 (300) 124,000 31,834 (361,139) - (1,757) (1,757) 280,300 (71,476) - 6,718 40,041 109,000 364,583 1,687 276 $ 1,963	9 Months Ended September 30, 2000 (3,642) - - - - - (3,642) - - - 150,081 - (56,418) - 100 - 93,763 90,121 - $ 90,121

See Accompanying Notes to the Financial Statements.

5G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, Inc.)

Notes to Financial Statements

SEPTEMBER 30, 2001

A. Organization and Accounting Policies

5 G Wireless Communications, Inc. ("the Company") (formerly Tesmark, Inc.) was incorporated September 10, 1979, as an Idaho corporation. The Company has viewed various business opportunities since its formation; however, it has never operated a business. The Company merged with Tesmark, Inc., a Nevada corporation, on October 23, 1998; the net effect was to transfer the domicile of the corporation from Idaho to Nevada. In connection with that merger, the stock was forward split 500 for 1 resulting in an increase of total outstanding shares to 2,500,100. The Company amended its articles of incorporation increasing its authorized common shares to 50,000,000 and preferred stock to 10,000,000. The Company incurred $1,355 in reorganizational costs in 2000, which was expensed in accordance with Statement of Position (SOP) 98-5. The statement requires that organizational expenses be expensed at the time they are incurred rather than amortized over a period of years.

B. Common Stock

From September 1995 through January 1997, the Company issued 4,000 shares of common stock, valued at $1.00 per share (par value), as compensation to its officers, directors, shareholders and consultants in lieu of cash. On November 10, 1998, the Company elected to change par value from $1.00 to $.001 and then issued another 100 shares at $.001 per share (par value). On March 20, 2001, the Company issued 50,000 shares of common stock, valued at $.70 per share (fair market value). The shares were issued to one of Company's officers as compensation for consulting. During the second quarter of 2001, shares issued for consulting and marketing compensation were as follows: 1,420,000 shares at $.17 per share, 250,000 at $.25 per share and 500,000 at $.10 per share. Also during the 2nd quarter, a total of 1,436,667 shares were issued in connection with various consulting and marketing contracts; all were issued at $.10 per share. During the 3rd quarter 3,557,127 shares were issued for cash for a total value of $280,000 less $49,700 in offering costs ($230,230). Also, 1,250,000 shares were issued for consulting compensation.

C. Private Placement of Common Stock and Warrants

In May 2000, the Company sold 20 units of common stock and warrants. Each unit consisted of 50,000 shares of common stock and one Class A Warrant to purchase 50,000 shares of common stock at twenty cents ($.20) and one Class B Warrant to purchase 50,000 shares of common stock at twenty-five ($.25) per share. The Class A Warrants may be exercised upon issuance and expire 365 days from the date of issuance, and the Class B Warrants may also be exercised upon issuance and expire on the 730th day after issuance. On April 2, 2001, the Company issued 200,000 shares of common stock for cash, valued at $.25 per share

D. Convertible Promissory Note (Uncollectable), and

Termination of Intent to Acquire Interactive Engine, Inc.

On June 7, 2000 and June 23, 2000, the Company advanced funds for two promissory notes of $20,000 each to Interactive Engine, Inc. On July 25, 2000 the Company advanced another $15,000 to Interactive Engine, Inc., bringing the total loans outstanding to $55,000. These notes were renewed for 90 additional days in September and October of 2000. The notes bore interest at 10%, and were due in 90 days. Interactive Engine had the option of converting the entire $55,000 and accrued interest into its common stock at terms to be negotiated prior to the 90-day renewal term of the notes. However, as of May 15, 2001, the promissory notes remain unpaid. The Company believes the probability of collecting on these notes to be highly unlikely, and as a result, has placed the total amount due into an allowance for doubtful accounts.

The Company also entered into a Letter of Intent to acquire the total outstanding shares of Interactive Engine, Inc. for 3,000,000 shares of its common stock and 287,508 shares which were to be issued for investment banking, merger and acquisition fees. The terms of this transaction were to be impacted by the convertible promissory notes issued to Interactive Engine, Inc. in June and July of 2000. Interactive Engine, Inc. was, at that time, involved in the travel agent business and marketed primarily through the Internet and mass media in airports and malls. However, due to the inability to collect on the promissory notes previously mentioned, the Company elected to withdraw the acquisition and intends to avoid any future activity or involvement with Interactive Engine, Inc.

E. Rescission of Intent to Acquire Wireless Technology

On November 2, 2000, the Company entered into a memorandum of understanding whereby the Company would have acquired 100% of the wireless technology from Goldweb Technologies, Inc., a wholly owned subsidiary of Consolidated Gold Win Ventures, Inc. of Canada.

Consideration for the purchase was to be cash and one million shares of the Company's common stock. In addition, the Company was to pay CGW up to 1,500,000 shares on an earnout agreement for value added products and outside contracts based on one share per $10.00 of income generated. Although final closing documents were expected to be signed before the end of the year 2000, the decision was made to rescind the acquisition and consequently, final documents were never signed.

F. Acquisition Agreement with 5 G Partners

On December 1, 2000, the Company entered into an acquisition agreement with 5G Partners (a private Canadian partnership) comprised of content, ideas and proprietary known business in relation to wireless technology systems. It is the Company's intention to create and service the Asian marketplace with a superior wireless technology system by creating a 5.3 Ghz 5.9 Ghz high-speed Internet access and data transport system, (as apposed to the currently used 2.4 Ghz). In order to successfully achieve this undertaking and stay abreast of the ever-changing world of wireless technology, the Company continues to pursue innovative ideas, partners and acquisitions in addition to the current acquisition with 5G Partners.

As stated in the contract, the Company agreed to pay $74,000 US dollars and 150,000 shares of common stock in exchange for 5G Partner's technology. Of the $74,000, $60,000 was advanced and deposited into a Canadian trust account until further instruction. The remaining $14,000 was advanced in November and December of 2000 for consulting costs related to the acquisition. In connection with the merger, the Company has changed its name from "Tesmark, Inc." to "5G Wireless Communications, Inc.".

On March 6, 2001, the Company issued a press release reporting a "Memorandum of Understanding" had been reached. In order to complete the acquisition, the original agreement was amended, changing the total number of shares issued from 150,000 shares to 750,000 shares. Just prior to March 31, 2001, the acquisition with 5G Partners closed with the issuance of 750,000 restricted shares of common stock. The shares, valued at $.70 per share (fair market value), were issued to the Company's three officers (Curtis Mearns, Richard Lajeunesse, and Don Boudewyn each received 250,000 shares), as specified in the newly amended agreement.

The Company has recorded $179,000 as goodwill in connection with the issuance of the stock and cash, and has written off $420,000 as an adjustment to the value of goodwill in the quarter ended March 31, 2001.

The write-off reduces the value of the transaction to the estimated fair market value of the technology transferred to the Company in the transaction. The Company will amortize the goodwill over 12 years and periodically assess the marketability and value of the technology to determine if an impairment in its value has occurred, relative to the Company's utilization of the technology and its viability in the marketplace.

G. ACQUISITION AGREEMENT WITH PETESON INVESTMENT, Pte. Ltd.

On March 9, 2001, the Company entered into an acquisition with Peteson Investment, Pte Ltd., a privately held company providing wireless data solutions in Singapore, wherein, the Company agreed to assume control of Peteson Investment after verifying, through an independent attorney in Singapore, the corporate structure and names of all of the shareholders. Tentative terms of the acquisition provide for the issuance of 12,000,000 restricted shares of the Company's common stock for 75% of the outstanding shares of Peteson Investment, Pte Ltd.

The Company issued an 8 K announcing May 5, 2001 as the intended closing date of the Peteson Investment acquisition, however, as of August 15, 2001, Peteson had failed to meet all of the necessary conditions, which, as a result, caused a delay in completion. Currently, the 12,000,000 shares the Company agreed to issue at closing are being held in a trust account and will be issued as soon as Peteson satisfactorily completes all agreed upon obligations. While Peteson Investment, Pte, Inc. has yet to complete the terms of the contract, the Company is confident that the closing of this acquisition will take place at some point during the 4th quarter of 2001.

H. PROPOSED ACQUISITION OF DATAONE COPORATION Pte Ltd.

On March 15, 2001, the Company entered into a "Memorandum of Understanding" with DataOne Corporation Pte Ltd. (D1Corp), a subsidiary of Keppel Telecommunications and Transportation Ltd. The Memorandum outlines the formation of a new business venture with D1Corp for high- speed connectivity and value added services over wireless local area network and wide area network systems. The Memorandum describes the assets of DICorp, to be transferred to the venture in return for a combination of cash and stock at a mutually agreed upon price. Definitive terms have not yet been finalized.

I. ACQUISITION AGREEMENT WITH SKYHUB ASIA

The Company entered into an acquisition with Skyhub Asia, as well as a letter of agreement in May of 2001. However, as of December 17, 2001, Skyhub had not completed their terms, causing the Company to deem necessary a renegotiation of terms, as well as an extended closing date.

J. ACQUISITION AGREEMENT WITH E-NETEGRATIONS, INC.

On April 24, 2001, the Company announced a letter of intent to acquire 100% of the capital stock of e-netegrations, Inc., a privately held Idaho corporation providing high-speed Internet service to hotels in New Mexico, Washington and Idaho, with plans to service an additional 50 hotels throughout the West within the next year. In exchange for e-netegrations capital stock, 5G will provide financing for the completion of all existing contracts in the United States and for the Hotel Industry. Terms are still being negotiated.

K. HIGH SPEED WIRELESS SERVICE AGREEMENTS

The Company entered into agreements with both Suntec City, Singapore and Singapore Marriott Hotel to install high-speed wireless data networks. As of December 7, 2001, terms for both agreements were still in the negotiation stages.

Randy Simpson CPA, P.C.

11775 South Nicklaus Road

Sandy, Utah 84092

Fax & Phone (801) 572-3009

Board of Directors and Stockholders

5 G Wireless Communications, Inc.

(Formerly Tesmark, Inc.)

Las Vegas, NV

INDEPENDENT AUDITORS REPORT

We have audited the accompanying balance sheets of 5 G Wireless Communications, Inc. (formerly Tesmark, Inc.) as of December 31, 2000 and December 31, 1999 and the related statements of operations, shareholders equity and cash flows for the years ended December 31, 2000 and December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of 5 G Wireless Communications, Inc. (formerly Tesmark, Inc.) as of December 31, 2000 and December 31, 1999 and the results of its operations, shareholders equity and cash flows for the years ended December 31, 2000 and December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Randy Simpson, CPA, P.C.

A Professional Corporation

March 29, 2001

Sandy, Utah

Randy Simpson CPA, P.C.

11775 South Nicklaus Road

Sandy, Utah 84092

Fax & Phone (801) 572-3009

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to (a) the inclusion in the Registration Statement of Westnet Communications Group, Inc. on Form SB-2 of our reports dated June 25, 2000 and May 23, 2000, relating to the financial statements of Westnet Communications Group, Inc. as of May 31, 2000 and December 31, 1999, and for the periods from inception, October 14, 1999 through December 31, 1999 and the five months ended May 31, 2000 and (b) the reference to our firm in the Registration Statement under the caption Experts.

/s/

Randy Simpson C. P. A. P. C.

Sandy, Utah

June 25, 2000

5 G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, Inc.)

BALANCE SHEETS

	December 31, 2000	December 31, 1999
ASSETS Current Assets:
Cash	$ 276	$ -
Other Current Assets:
Convertible notes receivable and accrued interest	57,829	-
Allowance for doubtful accounts	(57,829)	-
Total Other Current Assets	276	-
Other Assets:
Advances for future acquisition	74,000	-
Total Other Assets	74,000	-
Total Assets	$ 74,276	-
LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Advances from shareholder	$ 935	$ 835
Total Current Liabilities	935	835
Stockholders' Equity (Deficit):
Preferred Stock $.001 par value; authorized 10,000,000 shares no shares outstanding at December 31, 2000 and December 31, 1999.	-	-
Common Stock, $.001 par value; authorized 50,000,000 shares issued and outstanding, 12,750,490 on December 31, 2000 and 7,500,300 shares on December 31, 1999. (Restated for 3 for 1 split on April 22, 2000)	12,750	2,500
Paid in Capital	142,431	2,600
Accumulated Deficit	(81,840)	(5,935)
Total Stockholders' Equity (Deficit)	73,341	(835)
Total Liabilities and Stockholders' Equity (Deficit)	$ 74,276	$ -

See Accompanying Notes to the Financial Statements.

5 G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, Inc.)

STATEMENTS OF OPERATIONS

	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999
Interest Income:	$ 2,829
Costs and Expenses:
Bad Debts	57,829
Consulting expenses	16,400
General and administrative expenses	661
Professional fees	3,844	835
Total Expenses	78,734	835
Net Loss	$ (75,905)	$ (835)
Weighted Average Shares Common Stock Outstanding	8,363,341	7,500,300
Net Loss Per Common Share	($ 0.009)	($ 0.000)

See Accompanying Notes to the Financial Statements.

5 G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, Inc.)

STATEMENTS OF CASH FLOWS

	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net Loss	$ (75,905)	$ (835)
CHANGES TO OPERATING ASSETS & LIABILITIES:
(Increase) decrease in allowance for doubtful accounts	57,829	-
Increase (decrease) in convertible note receivables	(55,000)	-
Increase (decrease) in accrual of interest	(2,829)	-
Net Cash Used In Operating Activities	(75,905)	(835)
CASH FLOWS USED IN INVESTMENT ACTIVITIES:
Advances for future acquisition	(74,000)	-
Net Cash Flows used in Investing Activities	(74,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Private placement of warrants and common stock	150,081	-
(Increase) decrease in advances from stockholders	100	835
Net Cash Flows from Financing Activities	150,181	835
Net Increase in Cash	276	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ 276	-

See Accompanying Notes to the Financial Statements.

5 G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, Inc.)

STATEMENT OF STOCKHOLDERS' EQUITY

INCEPTION TO DECEMBER 31, 2000

	Common Stock Shares	Common Stock Amount	Paid in Capital
September 10, 1979 -- incorporated in Idaho 1,000 shares at par $1.00 per share	1,000	$ 1,000	-
Net loss year ending December 31, 1979	-	-	-
September 10, 1995, common stock issued for compensation at $1.00 per share	1,750	1,750	-
Net loss year ending December 31, 1995	-	-	-
May 2, 1996 common stock issued for compensation at $1.00 per share	1,000	$ 1,000	-
Net loss year ending December 31, 1996	-	-	-
January 3,1997 common stock issued for compensation at $1.00 per share	1,250	1,250	-
Net loss year ending December 31, 1997	-	-	-
November 10, 1998 in connection with merger and establishment of Nevada Corporation a 500 for 1, forward split of the common stock and a change in par value from $1.00 to $.001 and 100 shares issued for compensation	2,495,100	(2,500)	2,600
Net loss year ending December 31, 1998	-	-	-
Net loss year ending December 31, 1999	-	-	-
April 22, 2000, common stock split 3 for 1	5,000,200	5,000	(5,000)
May 16, 2000, Common stock & warrants sold at $.15 per share	1,000,000	1,000	149,081
December 12, 2000, common stock split 1.5 for 1	4,250,190	4,250	(4,250)
Net loss year ending December 31, 2000	-	-	-
Balances, December 31, 2000	12,750,490	$ 12,750	$ 142,431

	Accumulated Deficit	Total Equity
September 10, 1979 -- incorporated in Idaho 1,000 shares at par $1.00 per share	-	1,000
Net loss year ending December 31, 1979	(1,000)	(1,000)
September 10, 1995, common stock issued for compensation at $1.00 per share	-	1,750
Net loss year ending December 31, 1995	(1,750)	(1,750)
May 2, 1996 common stock issued for compensation at $1.00 per share	-	1,000
Net loss year ending December 31, 1996	(1,000)	(1,000)
January 3,1997 common stock issued for compensation at $1.00 per share	-	1,250
Net loss year ending December 31, 1997	(1,250)	(1,250)
November 10, 1998 in connection with merger and establishment of Nevada Corporation a 500 for 1, forward split of the common stock and a change in par value from $1.00 to $.001 and 100 shares issued for compensation	-	100
Net loss year ending December 31, 1998	(100)	(100)
Net loss year ending December 31, 1999	(835)	(835)
April 22, 2000, common stock split 3 for 1	-	-
May 16, 2000, Common stock & warrants sold at $.15 per share	-	150,081
December 12, 2000, common stock split 1.5 for 1	-	-
Net loss year ending December 31, 2000	(75,905)	(75,905)
Balances, December 31, 2000	$ (81,840)	$ 73,341

See Accompanying Notes to the Financial Statements.

5 G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, Inc.)

Notes to Financial Statements

A. Organization and Accounting Policies

5 G Wireless Communications, Inc. (the Company) (formerly Tesmark, Inc.) was incorporated September 10, 1979, as an Idaho corporation. The Company has viewed various business opportunities since its formation; however, it has never operated a business. The Company merged with Tesmark, Inc., a Nevada corporation, on October 23, 1998; the net effect was to transfer the domicile of the corporation from Idaho to Nevada. In connection with that merger, the stock was forward split 500 for 1 resulting in an increase of total outstanding shares to 2,500,100. The Company amended its articles of incorporation increasing its authorized common shares to 50,000,000 and preferred stock to 10,000,000. The Company incurred $1,355 in reorganizational costs in 2000, which it is expensing in accordance with Statement of Position (SOP) 98-5, which requires that organizational expenses be expensed at the time they are incurred rather than amortized over a period of years.

B. Common Stock Issued for Compensation

The Company has issued shares of its common stock as compensation to its officers, directors, shareholders and consultants in lieu of cash. The Company has valued these services at the estimated fair market value of the services rendered.

C. Convertible Promissory Note (Uncollectable), and Termination of Intent to Acquire Interactive Engine, Inc.

On June 7, 2000 and June 23, 2000, the Company advanced funds for two promissory notes of $20,000 each to Interactive Engine, Inc. On July 25, 2000 the Company advanced another $15,000 to Interactive Engine, Inc., bringing the total loans outstanding to $55,000. These notes were renewed for 90 additional days in September and October of 2000. The notes bore interest at 10%, and were due in 90 days. Interactive Engine had the option of converting the entire $55,000 and accrued interest into its common stock at terms, which were to be negotiated prior to the 90-day renewal term of the notes. However, as of March 29, 2001, the promissory notes remain unpaid. The Company believes the probability of collecting on these notes to be highly unlikely, and as a result, has placed the total amount due into an allowance for doubtful accounts.

The Company had also entered into a Letter of Intent to acquire the total outstanding shares of Interactive Engine, Inc. for 3,000,000 shares of its common stock and 287,508 shares which were to be issued for investment banking, merger and acquisition fees. The terms of this transaction were to be impacted by the convertible promissory notes issued to Interactive Engine, Inc. in June and July of 2000. Interactive Engine, Inc. was, at that time, involved in the travel agent business and marketed primarily through the internet and mass media in airports and malls. This acquisition has not been completed as of March 29, 2001. Due to the inability to collect on the promissory notes previously mentioned, the Company has elected to avoid any future activity or involvement with Interactive Engine, Inc.

D. Private Placement of Common Stock and Warrants

In May 2000, the Company sold 20 units of common stock and warrants. Each unit consisted of 50,000 shares of common stock and one Class A Warrant to purchase 50,000 shares of common stock at twenty cents ($.20) and one Class B Warrant to purchase 50,000 shares of common stock at twenty-five ($.25) per share. The Class A Warrants may be exercised upon issuance and expire 365 days from the date of issuance, and the Class B Warrants may also be exercised upon issuance and expire on the 730th day after issuance.

E. Rescission of Intent to Acquire Wireless Technology

On November 2, 2000, the Company entered into a memorandum of understanding whereby the Company would have acquired 100% of the wireless technology from Goldweb Technologies, Inc., a wholly owned subsidiary of Consolidated Gold Win Ventures, Inc. of Canada.

Consideration for the purchase was to be cash and one million shares of the Company's common stock. In addition, the Company was to pay CGW up to 1,500,000 shares on an earnout agreement for value added products and outside contracts based on one share per $10.00 of income generated. Although final closing documents were expected to be signed before the end of the year 2000, the decision was made to rescind the acquisition and consequently, final documents were never signed.

F. Acquisition Agreement with 5 G Partners

On December 1, 2000, the Company entered into an acquisition agreement with 5 G Partners (a private Canadian partnership) to acquire a Canadian partnership, content, ideas and proprietary known business and business model to a Telecom Wireless solution. In exchange for 5 G Partners technology, the Company agreed to pay $74,000 US dollars and 150,000 shares of common stock. Of the $74,000, $60,000 has been advanced and is, as of March 29, 2001, being held in a Canadian trust account until further instruction. The remaining $14,000 was advanced in November and December of 2000 for consulting costs related to this acquisition. In connection with the merger, the Company has changed its name from Tesmark, Inc. to 5 G Wireless Communications, Inc..

Randy Simpson, CPA. PC

11775 South Nicklaus Road

Sandy, UT 84092

Fax and Phone (801) 572-3009

August 20, 2001

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this registration Statement of 5 G WIRELESS COMMUNICATIONS, INC. on Form S-B, for our report relating to the financial statements of 5 G WIRELESS COMMUNICATION, INC., dated June 30, 2001.

/S/ Randy Simpson

Randy Simpson, CPA, PC

5 G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, INC.)

FINANCIAL STATEMENTS

Balance Sheets as of

June 30, 2001 and December 31, 2000

Statement of Operations, Cash Flows and Stockholders Equity of the Six Months

Ended

June 30, 2001 & June 30, 2000

Footnotes to Financial Statements

Randy Simpson, CPA, PC

1175 South Nicklaus Road

Sandy, Utah 84092

Fax & Phone (801) 572-3009

Board of Directors and Stockholders

5G Wireless Communications, INC.

(Formerly Tesmark)

Las Vegas, NV 89027

INDEPENDENT AUDITORS REVIEW

We have reviewed the accompanying balance sheets of 5 G Wireless Communications, INC., (Formerly Tesmark, INC.) as of June 30, 2001 and December 31, 2000, and the related statements of operations, stockholders equity and cash flows for the six months ending June 30, 2001 and 2000, in accordance with the Statements on Standards of Accounting and review Services issued by the American Institute of certified Public Accountants. All information included on these financial statements is the representation of the management of 5G Wireless Communications, INC.

A review consist principally of inquiries of company personnel and analyticalprocedures applied to financial data. It is substantially less in scope thanan audit in accordance of an opinion regarding the financial statements takes as a whole. Accordingly, we do not express such opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the generally accepted accounting principles.

/S/ Randy Simpson

Randy Simpson, CPA, PC

A Professional Corporation

August 20, 2001

Sandy, Utah

5G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, INC.)

BALANCE SHEETS

	June 30,2001 (UNAUDITED)	December 31, 2000 (AUDITED)
ASSETS
Current Assets:
Cash	$ 243
Deposit	300
Accounts receivable	33,135
Prepaid marketing & consulting services	161,865	276
Total Current Assets	195,543	276
Fixed Assets:
Computer Equipment	1,851
Accumulated Depreciation	(30)
Total Fixed Assets	1,821
Other Assets:
Convertible notes receivable and accrued interest	57,829	57,829
Allowance for doubtful accounts	(57,829)	(57,829)
Goodwill - 5G Acquisition Costs	179,000	74,000
Amortization of 5G Acquisition/Goodwill Costs	(7,458)	-
Total Other Assets	171,542	74,551
TOTAL ASSETS	$ 368,906	$ 74,827
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$ 24,502
Accrued management/consulting fees	58,000
Advances from officers/directors	6,718
Advances from shareholders	40,041	935
Total Current Liabilities	129,261	935

Stockholders' Equity:
Preferred Stock $.001 par value; authorized 10,000,000 shares; no shares outstanding at June 30, 2001 and December 31,	2000
Common Stock, $.001 par value; authorized 50,000,000 shares; with 17,357,157 issued and outstanding at June 30, 2001 and 12,750,490 at December 31, 2000. (Restated for a 3 for 1 split on April 22, 2000)	17,357	12,750
Paid-In Capital	1,245,390	142,431
Accumulated Deficit	(976,202)	(81,840)
Total Stockholders' Equity	239,645	73,341
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 368,906	$ 74,276

See Accompanying Notes to the Financial Statements.

5G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, INC.)

STATEMENTS OF OPERATIONS

(UNAUDITED)

	6 Months Ended June 30, 2001	6 Months Ended June 30, 2000
Interest Income:		$ 164
Expenses:
Amortization & depreciation expenses	7,488	135
Consulting & marketing expenses	248,776
General and administrative expenses	18,549	1,217
Write-off of goodwill for acquisition of technology from 5G Partners	420,000
Officer compensation & management fees	253,900
Professional fees	20,549
Total Expenses	894,362	1,352
Net Loss	$ (894,362)	$ (1,188)
(Restated for a 3 for 1 split on April 22, 2000.) Weighted Average Shares Common Stock Outstanding	14,126,721	4,688,023
Net Loss Per Common Share (basic and fully dilutive)	$ (0.063)	$ (0.000)

See Accompanying Notes to the Financial Statements.

5 G WIRELESS COMMUNICATIONS, INC. (Formerly Tesmark, Inc.)

STATEMENT OF STOCKHOLDERS' EQUITY

INCEPTION TO DECEMBER 31, 2000

	Common Stock Shares	Common Stock Amount	Paid in Capital
September 10, 1979 -- incorporated in Idaho 1,000 shares at par $1.00 per share	1,000	$ 1,000	-
Net loss year ending December 31, 1979	-	-	-
September 10, 1995, common stock issued for compensation at $1.00 per share	1,750	1,750	-
Net loss year ending December 31, 1995	-	-	-
May 2, 1996 common stock issued for compensation at $1.00 per share	1,000	$ 1,000	-
Net loss year ending December 31, 1996	-	-	-
January 3,1997 common stock issued for compensation at $1.00 per share	1,250	1,250	-
Net loss year ending December 31, 1997	-	-	-
November 10, 1998 in connection with merger and establishment of Nevada Corporation a 500 for 1, forward split of the common stock and a change in par value from $1.00 to $.001 and 100 shares issued for compensation	2,495,100	(2,500)	2,600
Net loss year ending December 31, 1998	-	-	-
Net loss year ending December 31, 1999	-	-	-
April 22, 2000, common stock split 3 for 1	5,000,200	5,000	(5,000)
May 16, 2000, Common stock & warrants sold at $.15 per share	1,000,000	1,000	149,081
December 12, 2000, common stock split 1.5 for 1	4,250,190	4,250	(4,250)
Net loss year ending December 31, 2000	-	-	-
Balances, December 31, 2000	12,750,490	$ 12,750	$ 142,431
March 20, 2001; 750,000 shares of common stock were issued at $.70 per share (the current market value) in connection with the Company's recent merger with 5G Partners	750,000	750	524,250
March 20, 2001; 50,000 shares issued for consulting compensation at $.70 per share	50,000	50	34,950
April 1, 2001; 350,000 shares issued for consulting contract at $.25 per share.	350,000	350	87,150
April 1, 2001; 250,000 shares issued for consulting compensation at $.25 per share.	250,000	250	62,250
April 2, 2001; 200,000 shares issued at $.25 per share, for cash	200,000	200	49,800
May 1, 2001; 300,000 shares issued for consulting compensation, valued at $.10 per share	300,000	300	29,700
May 4, 2001; 1,070,000 shares issued for officer/consulting compensation, valued at $.10 per share	1,070,000	1,070	105,930
June 1, 2001; 75,000 shares issued for consulting contract, valued at $.10 per share	75,000	75	7,425
June 12, 2001; 675,000 shares issued in connection with a consulting contract, valued at $.10 per share.	675,000	675	66,825
June 15, 2001; 580,000 shares issued in connection with a consulting agreement, valued at $.10 per share; & 200,000 shares issued for marketing compensation, also valued at $.10 per share	780,000	780	77,220
June 26, 2001; 106,667 shares issued in connection with a marketing agreement, valued at $.10 per share.	106,667	107	10,560
Net Loss for the Six Months ended June 30, 2001	-	-	-
Balances at the Six Months Ended June 30, 2001	17,357,157	$ 17,357	$1,245,390

	Accumulated Deficit	Total Equity
September 10, 1979 -- incorporated in Idaho 1,000 shares at par $1.00 per share	-	1,000
Net loss year ending December 31, 1979	(1,000)	(1,000)
September 10, 1995, common stock issued for compensation at $1.00 per share	-	1,750
Net loss year ending December 31, 1995	(1,750)	(1,750)
May 2, 1996 common stock issued for compensation at $1.00 per share	-	1,000
Net loss year ending December 31, 1996	(1,000)	(1,000)
January 3,1997 common stock issued for compensation at $1.00 per share	-	1,250
Net loss year ending December 31, 1997	(1,250)	(1,250)
November 10, 1998 in connection with merger and establishment of Nevada Corporation a 500 for 1, forward split of the common stock and a change in par value from $1.00 to $.001 and 100 shares issued for compensation	-	100
Net loss year ending December 31, 1998	(100)	(100)
Net loss year ending December 31, 1999	(835)	(835)
April 22, 2000, common stock split 3 for 1	-	-
May 16, 2000, Common stock & warrants sold at $.15 per share	-	150,081
December 12, 2000, common stock split 1.5 for 1	-	-
Net loss year ending December 31, 2000	(75,905)	(75,905)
Balances, December 31, 2000	$ (81,840)	$ 73,341
March 20, 2001; 750,000 shares of common stock were issued at $.70 per share (the current market value) in connection with the Company's recent merger with 5G Partners	-	525,000
March 20, 2001; 50,000 shares issued for consulting compensation at $.70 per share	-	35,000
April 1, 2001; 350,000 shares issued for consulting contract at $.25 per share.	-	87,500
April 1, 2001; 250,000 shares issued for consulting compensation at $.25 per share.	-	62,500
April 2, 2001; 200,000 shares issued at $.25 per share, for cash	-	50,000
May 1, 2001; 300,000 shares issued for consulting compensation, valued at $.10 per share	-	30,000
May 4, 2001; 1,070,000 shares issued for officer/consulting compensation, valued at $.10 per share	-	107,000
June 1, 2001; 75,000 shares issued for consulting contract, valued at $.10 per share	-	7,500
June 12, 2001; 675,000 shares issued in connection with a consulting contract, valued at $.10 per share.	-	67,500
June 15, 2001; 580,000 shares issued in connection with a consulting agreement, valued at $.10 per share; & 200,000 shares issued for marketing compensation, also valued at $.10 per share		78,000
June 26, 2001; 106,667 shares issued in connection with a marketing agreement, valued at $.10 per share.	-	10,667
Net Loss for the Six Months ended June 30, 2001	(940,386)	(940,386)
Balances at the Six Months Ended June 30, 2001	$(1,022,226)	$ 240,521

5G WIRELESS COMMUNICATIONS, INC.

(Formerly Tesmark, INC.)

Notes to Financial Statements

JUNE 30, 2001

A. Organization and Accounting Policies

5 G Wireless Communications, INC. (the Company) (formerly Tesmark, INC.) was incorporated September 10, 1979, as an Idaho corporation. The Company has viewed various business opportunities since its formation; however, it has never operated a business. The Company merged with Tesmark, INC., a Nevada corporation, on October 23, 1998; the net effect was to transfer the domicile of the corporation from Idaho to Nevada. In connection with that merger, the stock was forward split 500 for 1 resulting in an increase of total outstanding shares to 2,500,100. The Company amended its articles of incorporation increasing its authorized common shares to 50,000,000 and preferred stock to 10,000,000. The Company incurred $1,355 in reorganizational costs in 2000, which was expensed in accordance with Statement of Position (SOP) 98-5. The statement requires that organizational expenses be expensed at the time they are incurred rather than amortized over a period of years.

B. Common Stock

From September 1995 through January 1997, the Company issued 4,000 shares of common stock, valued at $1.00 per share (par value), as compensation to its officers, directors, shareholders and consultants in lieu of cash. On November 10, 1998, the Company elected to change par value from $1.00 to $.001 and then issued another 100 shares at $.001 per share (par value). On March 20, 2001, the Company issued 50,000 shares of common stock, valued at $.70 per share (fair market value). The shares were issued to one of Company's officers as compensation for consulting. During the second quarter of 2001, shares issued for consulting and marketing compensation were as follows: 1,420,000 shares at $.17 per share, 250,000 at $.25 per share and 500,000 at $.10 per share. Also during the 2nd quarter, a total of 1,436,667 shares were issued in connection with various consulting and marketing contracts; all were issued at $.10 per share.

C. Private Placement of Common Stock and Warrants

In May 2000, the Company sold 20 units of common stock and warrants. Each unit consisted of 50,000 shares of common stock and one Class A Warrant to purchase 50,000 shares of common stock at twenty cents ($.20) and one Class B Warrant to purchase 50,000 shares of common stock at twenty-five ($.25) per share. The Class A Warrants may be exercised upon issuance and expire 365 days from the date of issuance, and the Class B Warrants may also be exercised upon issuance and expire on the 730th day after issuance. On April 2, 2001, the Company issued 200,000 shares of common stock for cash, valued at $.25 per share

D. Convertible Promissory Note (Uncollectable), and Termination of Intent to Acquire Interactive Engine, INC. On June 7, 2000 and June 23, 2000, the Company advanced funds for two promissory notes of $20,000 each to Interactive Engine, INC. On July 25, 2000 the Company advanced another $15,000 to Interactive Engine, INC., bringing the total loans outstanding to $55,000. These notes were renewed for 90 additional days in September and October of 2000. The notes bore interest at 10%, and were due in 90 days. Interactive Engine had the option of converting the entire $55,000 and accrued interest into its common stock at terms to be negotiated prior to the 90-day renewal term of the notes. However, as of May 15, 2001, the promissory notes remain unpaid. The Company believes the probability of collecting on these notes to be highly unlikely, and as a result, has placed the total amount due into an allowance for doubtful accounts.

The Company also entered into a Letter of Intent to acquire the total outstanding shares of Interactive Engine, INC. for 3,000,000 shares of its common stock and 287,508 shares which were to be issued for investment banking, merger and acquisition fees. The terms of this transaction were to be impacted by the convertible promissory notes issued to Interactive Engine, INC. in June and July of 2000. Interactive Engine, INC. was, at that time, involved in the travel agent business and marketed primarily through the Internet and mass media in airports and malls. However, due to the inability to collect on the promissory notes previously mentioned, the Company elected to withdraw the acquisition and intends to avoid any future activity or involvement with Interactive Engine, INC.

E. Rescission of Intent to Acquire Wireless Technology

On November 2, 2000, the Company entered into a memorandum understanding whereby the Company would have acquired 100% of the wireless technology from Goldweb Technologies, INC., a wholly owned subsidiary of Consolidated Gold Win Ventures, INC. of Canada.

Consideration for the purchase was to be cash and one million shares of the Company's common stock. In addition, the Company was to pay CGW up to 1,500,000 shares on an earnout agreement for value added products and outside contracts based on one share per $10.00 of income generated.

Although final closing documents were expected to be signed before the end of the year 2000, the decision was made to rescind the acquisition and consequently, final documents were never signed.

F. Acquisition Agreement with 5 G Partners

On December 1, 2000, the Company entered into an acquisition agreement with 5G Partners (a private Canadian partnership) comprised of content, ideas and proprietary known business in relation to wireless technology systems. It is the Company's intention to create and service the Asian marketplace with a superior wireless technology system by creating a 5.3 Ghz 5.9 Ghz high-speed Internet access and data transport system, (as apposed to the currently used 2.4 Ghz). In order to successfully achieve this undertaking and stay abreast of the ever-changing world of wireless technology, the Company continues to pursue innovative ideas, partners and acquisitions in addition to the current acquisition with 5G Partners.

As stated in the contract, the Company agreed to pay $74,000 US dollars and 150,000 shares of common stock in exchange for 5G Partners technology. Of the $74,000, $60,000 was advanced and deposited into a Canadian trust account until further instruction. The remaining $14,000 was advanced in November and December of 2000 for consulting costs related to the acquisition. In connection with the merger, the Company has changed its name from Tesmark, INC. to 5G Wireless Communications, INC..

On March 6, 2001, the Company issued a press release reporting a Memorandum of Understanding had been reached. In order to complete the acquisition, the original agreement was amended, changing the total number of shares issued from 150,000 shares to 750,000 shares. Just prior to March 31, 2001, the acquisition with 5G Partners closed with the issuance of 750,000 restricted shares of common stock. The shares, valued at $.70 per share (fair market value), were issued to the Company's three officers (Curtis Mearns, Richard Lajeunesse, and Don Boudewyn each received 250,000 shares), as specified in the newly amended agreement.

The Company has recorded $179,000 as goodwill in connection with the issuance of the stock and cash, and has written off $420,000 as an adjustment to the value of goodwill in the quarter ended March 31, 2001. The write-off reduces the value of the transaction to the estimated fair market value of the technology transferred to the Company in the transaction. The Company will amortize the goodwill over 12 years and periodically assess the marketability and value of the technology to determine if an impairment in its value has occurred, relative to the Company's utilization of the technology and its viability in the marketplace.

G. ACQUISITION AGREEMENT WITH PETESON INVESTMENT, Pte. Ltd.

On March 9, 2001, the Company entered into an acquisition with Peteson Investment, Pte Ltd., a privately held company providing wireless data solutions in Singapore, wherein, the Company agreed to assume control of Peteson Investment after verifying, through an independent attorney in Singapore, the corporate structure and names of all of the shareholders. Tentative terms of the acquisition provide for the issuance of 12,000,000 restricted shares of the Company's common stock for all of the outstanding shares of Peteson Investment, Pte Ltd.

Although the Company issued an 8k announcing the intended closing of the Peteson Investment acquisition on May 5, 2001, as of August 15, 2001, Peteson had failed to meet all of the conditions of the agreement, resulting in the inability to complete the acquisition as projected. Currently, the 12,000,000 shares the Company agreed to issue at closing are being held in a trust account and will be issued as soon as Peteson satisfactorily completes all agreed upon obligations. Although Peteson Investment, Pte, INC. has yet to complete these terms, the Company is confident that closing of this acquisition will take place at some point during the 3rd quarter of 2001.

H. PROPOSED ACQUISITION OF DATAONE CORPORATION Pte Ltd.

On March 15, 2001, the Company entered into a Memorandum of Understanding with DataOne Corporation Pte Ltd. (D1Corp) a subsidiary of Keppel Telecommunications and Transportation Ltd. The Memorandum outlines the formation of a new business venture with D1Corp for high- speed connectivity and value added services over wireless local area network and wide area network systems. The Memorandum outlines assets of DICorp, which will be transferred to the venture in return for a combination of cash and stock at mutually agreed upon price. Definitive terms have not yet been finalized.

I. ACQUISITION AGREEMENT WITH SKYHUB ASIA

The Company entered into an acquisition with Skyhub Asia, as well as a letter of agreement in May of 2001. However, as of August 15, 2001, Skyhub had not completed their terms, causing the Company to feel it necessary to renegotiate the conditions, as well as the date set for closing the acquisition.

J. ACQUISITION AGREEMENT WITH E-NETEGRATIONS, INC.

On April 24, 2001, the Company announced a letter of intent to acquire 100% of the capital stock of e-netegrations, INC. In exchange, 5G will provide financing for the completion of all existing contracts in the United States and for the Hotel Industry. Terms are still being negotiated.

K. HIGH SPEED WIRELESS SERVICE AGREEMENTS

The Company entered into agreements with Suntec City, Singapore and Singapore Marriott Hotel to install high-speed wireless data networks. As of August 15, 2001, terms for both agreements were still in the negotiation stages.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Going Concern and Ability of the Company to Continue The issuer was originally organized as a Idaho corporation under the name of Tesmark, Inc., on September 10, 1979. The Company by Agreement of Merger, signed on November 10, 1998, was merged into Tesmark, Inc., a Nevada corporation. In May of 2000 the Company raised $150,000 from the sale of 1,000,000 shares of common stock at $.15 per share. In June of 2000 the Company singed a Letter of Intent to acquire Interactive Engine, Inc., a Nevada corporation. The Company loaned Interactive Engine $55,000. As of March 29, 2001 the notes remain unpaid and the Company believes the probability of collection is unlikely and the total issue has been placed into an allowance for doubtful accounts. The Company has rescinded the Letter of Intent.

On December 1, 2000 the Company entered into an Acquisition Agreement to acquire 5 G Wireless Communications, Inc., for cash and securities. At a Special Meeting of Shareholders held January 19, 2001, the shareholders approved the acquisition for $74,000 cash and 150,000 shares of stock. The acquisition was amended to 750,000 shares of common stock.

The Company has a net operating loss of $125,951 since inception through March 31, 2001.

The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenue sufficient to cover its operating expenses and allow it to continue as a going concern. Management believes that the Company will soon establish sufficient revenue to cover its operating costs. The Company has borrowed from shareholders. On March 30, 2001 the Company sold 200,000 shares of common stock for $50,000. The funds were deposited to the Companys account on April 2, 2001. The Corporate name was changed to 5 G Wireless Communications, Inc., on January 24, 2001.

Liquidity and Capital Resources

As of March 31, 2001 the Company had $171 in current assets and equity of $169,230 of which to pay its obligations. As of March 31, 2000 the Company had no current assets and equity of $835. In addition the Company sold 200,000 shares of common stock at $.25 per share for $50,000 which funded on April 2, 2001.

Results of Operations

For the three months ended March 31, 2001 the Company has a net operating loss of $464,111 compared to a net operating loss of $835 in March 31, 2000. The Company had revenues of $0 in the three months ended March 31, 2001 and $0 in the three months ended March 31, 2000.

Sale of Common Capital Stock

As of March 31, 2001 the Company has 13,550,490 shares of common stock.

CHANGES IN AND DISAGREMENTS WITH ACCOUNTANTS ANON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have not, since the organization of 5G, been any changes in or disagreements with accountants on accounting or financial disclosure.

UNDERTAKINGS

The Registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts of events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (5) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Number Description

3.i Articles of Incorporation

3.ii By-laws

3.iii Articles of Amendment dated May 5, 2000

3.iv Artciles of Amendment dated January 19, 2001

5 Legality opinion

10.i Form of Subscription Agreement for this offering

10.ii Registration Rights Agreement

10.iii Securities Purchase Agreement

10.iv Warrant to Purchase Common Stock

10.v Closing Statement dated July 12, 2001

10.vi Closing Statement dated August 14, 2001

10.vii Finder's Agreement

10.viii Escrow Agreement

23.i Consent of Account

23.ii Consent of Counsel ( See exhibit 5)

24 Power of Attorney

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Carson city, State of Nevada on the 28th day of December, 2001.

5G WIRELESS COMMUNICATIONS, INC.

By: /s/ Michaeal Tan

Michael Tan

President and Chief Executive Officer